As filed with the Securities and Exchange Commission on April 2, 2007

Commission File Nos. 333-

811-21372

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐

Amendment No. 13	☒

Protective Acquired Variable Annuity Separate Account

(Exact Name of Registrant)

Protective Life Insurance Company

(Name of Depositor)

2801 Highway 280 South Birmingham, Alabama	35223
(Address of Depositor’s Principal Executive Offices)	(Zip Code)

Depositor’s Telephone Number, including Area Code: (205) 268-1000

Max Berueffy, Esq.

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama 35223

(Name and Address of Agent for Service)

Copy To:

Joan E. Boros, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W.

Suite 400E

Washington, D.C. 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

Title of Securities Being Registered:

Variable portion of individual flexible premium fixed and variable deferred annuity contracts.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No filing fee is due because an indefinite number of shares is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

EXPLANATORY NOTE

Registrant is filing this Registration Statement to register interests under the Protective FI Annuity (formerly, Chase Insurance Variable Annuitysm) (the “Contracts”) on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-106150). Upon effectiveness of a merger between Chase Insurance Life and Annuity Company into and with Protective Life Insurance Company (“Protective Life”), Protective Life became the issuer of the Contracts and Chase Variable Annuity Separate Account was transferred intact to Protective Life and renamed Protective Acquired Variable Annuity Separate Account.

Pursuant to the SEC staff’s position in No-Action Letters concerning annual update requirements for inactive contracts (e.g., Great-West Life and Annuity Insurance Co. (pub. avail. Oct. 23, 1990)), Registrant no longer files annual post-effective amendments to this Form N-4. The content of post-effective amendment no. 3 to the Registration Statement on Form N-4, filed with the Securities and Exchange Commission on April 30, 2004 (File Nos. 333-106150; 811-21372; Accession No. 0001193125-04-074945), is incorporated herein by reference, including:

•	Part A - Prospectus

•	Part B - Statement of Additional Information except Financial Statements

•	Part C - all Exhibits except Exhibit 10

SUPPLEMENT DATED APRIL 2, 2007

TO

PROSPECTUS DATED MAY 1, 2004

FOR

PROTECTIVE FI VARIABLE ANNUITY

(FORMERLY CHASE INSURANCE VARIABLE ANNUITY)

ISSUED BY

PROTECTIVE ACQUIRED VARIABLE ANNUITY SEPARATE ACCOUNT

(FORMERLY CHASE VARIABLE ANNUITY SEPARATE ACCOUNT)

AND

PROTECTIVE LIFE INSURANCE COMPANY

This Supplement amends certain information contained in your Chase Insurance Variable Annuity Prospectus. Please read this Supplement carefully and retain it for future reference.

On July 3, 2006, Protective Life Insurance Company (“Protective Life”) acquired Chase Insurance Life and Annuity Company (“CILAAC”) from JPMorgan Chase & Co. Prior to April 1, 2007, the Protective FI Variable Annuity contracts (formerly, Chase Insurance Variable Annuity contracts) (the “Contracts”) were offered and issued by CILAAC. On April 1, 2007, CILAAC merged into and with Protective Life (the “Merger”). On the date of the Merger, Protective Life acquired from CILAAC all of CILAAC’s assets and became directly liable for CILAAC’s liabilities and obligations with respect to all Contracts issued by CILAAC then outstanding.

The Chase Variable Annuity Separate Account (now known as Protective Acquired Variable Annuity Separate Account) was transferred from CILAAC to Protective Life. Contracts previously issued by CILAAC now are Contracts of Protective Life, which will service and maintain your Contract in accordance with their terms.

Protective Life has reinsured 100% of the variable annuity business of CILAAC to Commonwealth Annuity and Life Insurance Company, a subsidiary of The Goldman Sachs Group, Inc., formerly known as Allmerica Financial Life and Annuity Company. The benefits and provisions of the Contracts are not changed by these transactions.

The Merger was approved by the boards of directors of Protective Life and CILAAC. The Merger also received regulatory approval from the Tennessee and Illinois Departments of Insurance, the states of domicile of Protective Life and CILAAC, respectively. The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change of the company that guarantees your Contract benefits from CILAAC to Protective Life. You will receive a Contract endorsement from Protective Life that reflects the change from CILAAC to Protective Life. The Merger also did not result in any adverse tax consequences for any Contract owners.

Protective Life is a Tennessee corporation founded in 1907. Our offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223. Our web site address is: www.protective.com. We provide life insurance, annuities, and guaranteed investment contracts. We currently are licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2006, we had total assets of approximately $39.2 billion. We are the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $39.8 billion at December 31, 2006.

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Contract Owners of Chase Variable Annuity Separate Account

and the Board of Directors of

Protective Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of the subaccounts, as listed in Note 1 to such financial statements, of Chase Variable Annuity Separate Account, at December 31, 2006, and the results of each of their operations and changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2006 by correspondence with the transfer agent of the investee mutual funds, provide a reasonable basis for our opinion.

/S/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

April 2, 2007

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

(in thousands)

	AIM Variable Insurance Funds				The Alger American Fund			American Century Variable Portfolios, Inc.
	AIM V.I. Financial Services Subaccount	AIM V.I. Global Health Care Subaccount	AIM V.I. Global Real Estate Subaccount	AIM V.I. Utilities Subaccount	Alger American Growth Subaccount	Alger American MidCap Growth Subaccount	Alger American Small Capitalization Subaccount	American Century VP Income & Growth Subaccount	American Century VP Large Company Value Subaccount
ASSETS
Investments, at current market value	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233
Dividends and other receivables	—	—	—	—	—	—	—	—	—

Total assets	157	675	4,234	1,522	611	2,150	2,203	2,899	233

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233

ANALYSIS OF NET ASSETS
Accumulation Period	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233
Annuity Period	—	—	—	—	—	—	—	—	—

Total Net Assets	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233

Units Outstanding	10	49	153	75	13	58	77	339	19

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	American Century Variable Portfolios, Inc.	Dreyfus Investment Portfolios		The Dreyfus Socially Responsible Growth Fund, Inc.	Dreyfus Variable Investment Fund	Fidelity Variable Insurance Products Fund
	American Century VP Value Subaccount	Dreyfus IP MidCap Stock Subaccount	Dreyfus IP Technology Growth Subaccount	Dreyfus Socially Responsible Growth Subaccount	Dreyfus VIF Money Market Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Index 500 Subaccount
ASSETS
Investments, at current market value	$1,642	$270	$2,400	$114	$7,250	$7,615	$3,125	$421	$3,796
Dividends and other receivables	—	—	—	—	4	—	—	—	—

Total assets	1,642	270	2,400	114	7,254	7,615	3,125	421	3,796

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$1,642	$270	$2,400	$114	$7,254	$7,615	$3,125	$421	$3,796

ANALYSIS OF NET ASSETS
Accumulation Period	$1,642	$270	$2,400	$114	$7,254	$7,615	$3,125	$421	$3,796
Annuity Period	—	—	—	—	—	—	—	—	—

Total Net Assets	$1,642	$270	$2,400	$114	$7,254	$7,615	$3,125	$421	$3,796

Units Outstanding	149	16	229	4	702	216	85	11	24

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	Fidelity Variable Insurance Products Fund	Franklin Templeton Variable Insurance Products Trust
	Fidelity VIP Mid Cap Subaccount	Franklin Global Communications Securities Subaccount	Franklin Growth and Income Securities Subaccount	Franklin Rising Dividends Securities Subaccount	Franklin Small Cap Value Securities Subaccount	Franklin Strategic Income Securities Subaccount	Franklin U.S. Government Subaccount	Franklin Zero Coupon 2010 Subaccount	Mutual Discovery Securities Subaccount
ASSETS
Investments, at current market value	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117
Dividends and other receivables	—	—	—	—	—	—	—	—	—

Total assets	763	473	97	2,634	2,650	1,688	786	2,167	3,117

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117

ANALYSIS OF NET ASSETS
Accumulation Period	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117
Annuity Period	—	—	—	—	—	—	—	—	—

Total Net Assets	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117

Units Outstanding	57	29	9	168	132	134	74	210	155

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	Franklin Templeton Variable Insurance Products Trust			JPMorgan Series Trust II			Janus Aspen Series
	Mutual Shares Securities Subaccount	Templeton Developing Markets Securities Subaccount	Templeton Global Asset Allocation Subaccount	JPMorgan International Equity Subaccount	JPMorgan Mid Cap Value Subaccount	JPMorgan Small Company Subaccount	Janus Aspen Balanced Subaccount	Janus Aspen Large Cap Growth Subaccount	Janus Aspen Mid Cap Growth Subaccount
ASSETS
Investments, at current market value	$1,367	$3,961	$177	$3,527	$1,861	$1,592	$1,975	$95	$370
Dividends and other receivables	—	—	—	—	—	—	—	—	—

Total assets	1,367	3,961	177	3,527	1,861	1,592	1,975	95	370

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$1,367	3,961	177	3,527	1,861	1,592	1,975	95	370

ANALYSIS OF NET ASSETS
Accumulation Period	$1,367	3,961	177	3,527	1,861	1,592	1,975	95	370
Annuity Period	—	—	—	—	—	—	—	—	—

Total Net Assets	$1,367	$3,961	$177	$3,527	$1,861	$1,592	$1,975	$95	$370

Units Outstanding	82	140	13	174	102	80	65	5	11

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	Janus Aspen Series			JPMorgan Insurance Trust
	Janus Aspen Mid Cap Value Subaccount	Janus Aspen Small Company Value Subaccount	Janus Aspen Worldwide Growth Subaccount	JPMorgan Insurance Trust Balanced Subaccount	JPMorgan Insurance Trust Core Bond Subaccount	JPMorgan Insurance Trust Diversified Equity Subaccount	JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount	JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount	JPMorgan Insurance Trust Equity Index Subaccount
ASSETS
Investments, at current market value	$1,085	$1,020	$722	$1,675	$11,995	$6,716	$3,117	$5,519	$4,489
Dividends and other receivables	—	—	—	—	—	—	—	—	—

Total assets	1,085	1,020	722	1,675	11,995	6,716	3,117	5,519	4,489

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$1,085	$1,020	$722	$1,675	$11,995	$6,716	$3,117	$5,519	$4,489

ANALYSIS OF NET ASSETS
Accumulation Period	$1,085	$1,020	$722	$1,675	$11,986	$6,712	$3,116	$5,518	$4,487
Annuity Period	—	—	—	—	9	4	1	1	2

Total Net Assets	$1,085	$1,020	$722	$1,675	$11,995	$6,716	$3,117	$5,519	$4,489

Units Outstanding	57	53	23	147	1,145	561	241	399	361

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	JPMorgan Insurance Trust			Oppenheimer Variable Account Funds						Oppenheimer Variable Account Funds
	JPMorgan Insurance Trust Government Bond Subaccount	JPMorgan Insurance Trust Intrepid Growth Subaccount	JPMorgan Insurance Trust Intrepid Mid Cap Subaccount	Oppenheimer Capital Appreciation Subaccount	Oppenheimer Global Securities Subaccount	Oppenheimer High Income Subaccount	Oppenheimer Main Street Subaccount	Oppenheimer Main Steet Small Cap Subaccount	Oppenheimer Mid Cap Subaccount	Oppenheimer Strategic Bond Subaccount
ASSETS
Investments, at current market value	$9,897	$2,440	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184
Dividends and other receivables	—	—	—	—	—	—	—	—	—	—

Total assets	9,897	2,440	2,364	684	3,075	1,474	2,115	1,645	92	2,184

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—	—

Net Assets	$9,897	$2,440	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184

ANALYSIS OF NET ASSETS
Accumulation Period	$9,888	$2,439	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184
Annuity Period	9	1	—	—	—	—	—	—	—	—

Total Net Assets	$9,897	$2,440	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184

Units Outstanding	942	220	163	48	143	115	138	84	5	177

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS

December 31, 2006

(in thousands)

	AIM Variable Insurance Funds				The Alger American Fund			American Century Variable Portfolios, Inc.
	AIM V.I. Financial Services Subaccount	AIM V.I. Global Health Care Subaccount	AIM V.I. Global Real Estate Subaccount	AIM V.I. Utilities Subaccount	Alger American Growth Subaccount	Alger American MidCap Growth Subaccount	Alger American Small Capitalization Subaccount	American Century VP Income & Growth Subaccount	American Century VP Large Company Value Subaccount
INVESTMENT INCOME
Dividend income	$3	$—	$175	$84	$1	$243	$—	$36	$—
EXPENSES
Mortality and expense risk charges	2	8	35	24	10	24	25	32	1

Net investment income (loss)	1	(8)	140	60	(9)	219	(25)	4	(1)

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	5	26	196	74	40	3	127	39	1
Change in unrealized appreciation (depreciation) of investments	14	(7)	570	188	(19)	(98)	156	301	19

Net realized and unrealized gain (loss) on investments	19	19	766	262	21	(95)	283	340	20

Net increase in net assets resulting from operations	$20	$11	$906	$322	$12	$124	$258	$344	$19

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	American Century Variable Portfolios, Inc.	Dreyfus Investment Portfolios		The Dreyfus Socially Responsible Growth Fund, Inc.	Dreyfus Variable Investment Fund	Fidelity Variable Insurance Products Fund
	American Century VP Value Subaccount	Dreyfus IP MidCap Stock Subaccount	Dreyfus IP Technology Growth Subaccount	Dreyfus Socially Responsible Growth Subaccount	Dreyfus VIF Money Market Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Index 500 Subaccount
INVESTMENT INCOME
Dividend income	$99	$28	$—	$—	$372	$666	$375	$1	$37
EXPENSES
Mortality and expense risk charges	16	3	12	1	117	90	31	4	42

Net investment income (loss)	83	25	(12)	(1)	255	576	344	(3)	(5)

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	(9)	(1)	9	3	—	257	15	15	56
Change in unrealized appreciation (depreciation) of investments	104	(9)	94	7	—	(227)	46	9	359

Net realized and unrealized gain (loss) on investments	95	(10)	103	10	—	30	61	24	415

Net increase in net assets resulting from operations	$178	$15	$91	$9	$255	$606	$405	$21	$410

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	Fidelity Variable Insurance Products Fund	Franklin Templeton Variable Insurance Products Trust
	Fidelity VIP Mid Cap Subaccount	Franklin Global Communications Securities Subaccount	Franklin Growth and Income Securities Subaccount	Franklin Rising Dividends Securities Subaccount	Franklin Small Cap Value Securities Subaccount	Franklin Strategic Income Securities Subaccount	Franklin U.S. Government Subaccount	Franklin Zero Coupon 2010 Subaccount	Mutual Discovery Securities Subaccount
INVESTMENT INCOME
Dividend income	$26	$1	$2	$30	$93	$73	$34	$66	$104
EXPENSES
Mortality and expense risk charges	7	3	1	29	32	23	12	26	32

Net investment income (loss)	19	(2)	1	1	61	50	22	40	72

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	(18)	(9)	—	36	95	5	(13)	(16)	57
Change in unrealized appreciation (depreciation) of investments	30	50	5	253	148	49	10	(2)	304

Net realized and unrealized gain (loss) on investments	12	41	5	289	243	54	(3)	(18)	361

Net increase in net assets resulting from operations	$31	$39	$6	$290	$304	$104	$19	$22	$433

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	Franklin Templeton Variable Insurance Products Trust			JPMorgan Series Trust II			Janus Aspen Series
	Mutual Shares Securities Subaccount	Templeton Developing Markets Securities Subaccount	Templeton Global Asset Allocation Subaccount	JPMorgan International Equity Subaccount	JPMorgan Mid Cap Value Subaccount	JPMorgan Small Company Subaccount	Janus Aspen Balanced Subaccount	Janus Aspen Large Cap Growth Subaccount	Janus Aspen Mid Cap Growth Subaccount
INVESTMENT INCOME
Dividend income	$26	$30	$13	$25	$67	$41	$37	$—	$—
EXPENSES
Mortality and expense risk charges	9	53	2	38	28	21	21	1	4

Net investment income (loss)	17	(23)	11	(13)	39	20	16	(1)	(4)

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	11	562	2	160	113	(5)	38	3	26
Change in unrealized appreciation (depreciation) of investments	80	116	10	352	117	170	99	5	7

Net realized and unrealized gain (loss) on investments	91	678	12	512	230	165	137	8	33

Net increase in net assets resulting from operations	$108	$655	$23	$499	$269	$185	$153	$7	$29

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	Janus Aspen Series			JPMorgan Insurance Trust
	Janus Aspen Mid Cap Value Subaccount	Janus Aspen Small Company Value Subaccount	Janus Aspen Worldwide Growth Subaccount	JPMorgan Insurance Trust Balanced Subaccount	JPMorgan Insurance Trust Core Bond Subaccount	JPMorgan Insurance Trust Diversified Equity Subaccount	JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount	JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount	JPMorgan Insurance Trust Equity Index Subaccount
INVESTMENT INCOME
Dividend income	$50	$8	$6	$44	$363	$57	$82	$571	$64
EXPENSES
Mortality and expense risk charges	12	10	3	30	195	121	52	97	83

Net investment income (loss)	38	(2)	3	14	168	(64)	30	474	(19)

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	9	35	5	23	(24)	163	71	84	120
Change in unrealized appreciation (depreciation) of investments	52	91	38	112	146	793	164	190	471

Net realized and unrealized gain (loss) on investments	61	126	43	135	122	956	235	274	591

Net increase in net assets resulting from operations	$99	$124	$46	$149	$290	$892	$265	$748	$572

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	JPMorgan Insurance Trust			Oppenheimer Variable Account Funds
	JPMorgan Insurance Trust Government Bond Subaccount	JPMorgan Insurance Trust Intrepid Growth Subaccount	JPMorgan Insurance Trust Intrepid Mid Cap Subaccount	Oppenheimer Capital Appreciation Subaccount	Oppenheimer Global Securities Subaccount	Oppenheimer High Income Subaccount	Oppenheimer Main Street Subaccount	Oppenheimer Main Steet Small Cap Subaccount	Oppenheimer Mid Cap Subaccount	Oppenheimer Strategic Bond Subaccount
INVESTMENT INCOME
Dividend income	$534	$2	$391	$1	$128	$70	$10	$29	$—	$98
EXPENSES
Mortality and expense risk charges	182	43	37	7	34	16	21	18	1	31

Net investment income (loss)	352	(41)	354	(6)	94	54	(11)	11	(1)	67

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	(95)	32	19	17	69	(11)	32	52	6	(18)
Change in unrealized appreciation (depreciation) of investments	(115)	87	(116)	27	190	41	172	69	(6)	69

Net realized and unrealized gain (loss) on investments	(210)	119	(97)	44	259	30	204	121	—	51

Net increase in net assets resulting from operations	$142	$78	$257	$38	$353	$84	$193	$132	$(1)	$118

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

December 31, 2006

(in thousands)

	AIM Variable Insurance Funds				The Alger American Fund			American Century Variable Portfolios, Inc.
	AIM V.I. Financial Services Subaccount	AIM V.I. Global Health Care Subaccount	AIM V.I. Global Real Estate Subaccount(a)	AIM V.I. Utilities Subaccount	Alger American Growth Subaccount	Alger American MidCap Growth Subaccount	Alger American Small Capitalization Subaccount	American Century VP Income & Growth Subaccount	American Century VP Large Company Value Subaccount
OPERATIONS
Net investment income (loss)	$1	$(8)	$140	$60	$(9)	$219	$(25)	$4	$(1)
Net realized gain on sale of investments	5	26	196	74	40	3	127	39	1
Change in unrealized appreciation (depreciation) of investments	14	(7)	570	188	(19)	(98)	156	301	19

Net increase in net assets resulting from operations	20	11	906	322	12	124	258	344	19

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	20	197	786	297	186	700	792	630	105
Net transfer (to) from affiliate and subaccounts	7	49	1,081	(958)	(111)	(34)	33	394	87
Payments for redemptions	(17)	(16)	(193)	(189)	(85)	(39)	(160)	(217)	—
Maintenance fees	—	(1)	(2)	(1)	(1)	(2)	(1)	(10)	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	10	229	1,672	(851)	(11)	625	664	797	192

Total increase (decrease) in net assets	30	240	2,578	(529)	1	749	922	1,141	211
NET ASSETS
Beginning of period	127	435	1,656	2,051	610	1,401	1,281	1,758	22

End of period	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233

(a)	Effective July 3, 2006, name was changed from AIM V.I. Real Estate Subaccount.

See accompanying notes to financial statements

Chase Variable Annuity Separate Account

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	American Century Variable Portfolios, Inc.	Dreyfus Investment Portfolios		The Dreyfus Socially Responsible Growth Fund, Inc.	Dreyfus Variable Investment Fund	Fidelity Variable Insurance Products Fund
	American Century VP Value Subaccount	Dreyfus IP MidCap Stock Subaccount	Dreyfus IP Technology Growth Subaccount	Dreyfus Socially Responsible Growth Subaccount	Dreyfus VIF Money Market Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Index 500 Subaccount
OPERATIONS
Net investment income (loss)	$83	$25	$(12)	$(1)	$255	$576	$344	$(3)	$(5)
Net realized gain on sale of investments	(9)	(1)	9	3	—	257	15	15	56
Change in unrealized appreciation (depreciation) of investments	104	(9)	94	7	—	(227)	46	9	359

Net increase in net assets resulting from operations	178	15	91	9	255	606	405	21	410

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	256	103	206	44	4,630	2,835	884	161	1,067
Net transfer (to) from affiliate and subaccounts	250	17	1,973	1	(677)	(315)	270	37	261
Payments for redemptions	(18)	(21)	(5)	(37)	(1,625)	(230)	(136)	(40)	(301)
Maintenance fees	(1)	—	—	—	(4)	(9)	(2)	(2)	(12)
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	487	99	2,174	8	2,324	2,281	1,016	156	1,015

Total increase (decrease) in net assets	665	114	2,265	17	2,579	2,887	1,421	177	1,425
NET ASSETS
Beginning of period	977	156	135	97	4,675	4,728	1,704	244	2,371

End of period	$1,642	$270	$2,400	$114	$7,254	$7,615	$3,125	$421	$3,796

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	Fidelity Variable Insurance Products Fund	Franklin Templeton Variable Insurance Products Trust
	Fidelity VIP Mid Cap Subaccount	Franklin Global Communications Securities Subaccount	Franklin Growth and Income Securities Subaccount	Franklin Rising Dividends Securities Subaccount	Franklin Small Cap Value Securities Subaccount	Franklin Strategic Income Securities Subaccount	Franklin U.S. Government Subaccount	Franklin Zero Coupon 2010 Subaccount	Mutual Discovery Securities Subaccount
OPERATIONS
Net investment income (loss)	$19	$(2)	$1	$1	$61	$50	$22	$40	$72
Net realized gain on sale of investments	(18)	(9)	—	36	95	5	(13)	(16)	57
Change in unrealized appreciation (depreciation) of investments	30	50	5	253	148	49	10	(2)	304

Net increase in net assets resulting from operations	31	39	6	290	304	104	19	22	433

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	518	159	65	661	714	453	216	648	889
Net transfer (to) from affiliate and subaccounts	101	166	22	166	(77)	(297)	(459)	33	469
Payments for redemptions	(2)	(1)	(1)	(32)	(109)	(128)	(22)	(102)	(140)
Maintenance fees	(1)	—	—	(2)	(2)	(4)	(1)	(10)	(2)
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	616	324	86	793	526	24	(266)	569	1,216

Total increase (decrease) in net assets	647	363	92	1,083	830	128	(247)	591	1,649
NET ASSETS
Beginning of period	116	110	5	1,551	1,820	1,560	1,033	1,576	1,468

End of period	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	Franklin Templeton Variable Insurance Products Trust			JPMorgan Series Trust II			Janus Aspen Series
	Mutual Shares Securities Subaccount	Templeton Developing Markets Securities Subaccount	Templeton Global Asset Allocation Subaccount	JPMorgan International Equity Subaccount	JPMorgan Mid Cap Value Subaccount	JPMorgan Small Company Subaccount	Janus Aspen Balanced Subaccount	Janus Aspen Large Cap Growth Subaccount	Janus Aspen Mid Cap Growth Subaccount
OPERATIONS
Net investment income (loss)	$17	$(23)	$11	$(13)	$39	$20	$16	$(1)	$(4)
Net realized gain on sale of investments	11	562	2	160	113	(5)	38	3	26
Change in unrealized appreciation (depreciation) of investments	80	116	10	352	117	170	99	5	7

Net increase in net assets resulting from operations	108	655	23	499	269	185	153	7	29

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	255	1,641	69	1,015	387	388	770	30	126
Net transfer (to) from affiliate and subaccounts	601	(2,056)	(3)	170	(677)	(286)	(16)	(16)	(1)
Payments for redemptions	(5)	(84)	—	(208)	(142)	(42)	(198)	(5)	(13)
Maintenance fees	(1)	(1)	—	(13)	(2)	(1)	(2)	—	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	850	(500)	66	964	(434)	59	554	9	112

Total increase (decrease) in net assets	958	155	89	1,463	(165)	244	707	16	141
NET ASSETS
Beginning of period	409	3,806	88	2,064	2,026	1,348	1,268	79	229

End of period	$1,367	$3,961	$177	$3,527	$1,861	$1,592	$1,975	$95	$370

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	Janus Aspen Series			JPMorgan Insurance Trust
	Janus Aspen Mid Cap Value Subaccount	Janus Aspen Small Company Value Subaccount	Janus Aspen Worldwide Growth Subaccount	JPMorgan Insurance Trust Balanced Subaccount(b)	JPMorgan Insurance Trust Core Bond Subaccount(b)	JPMorgan Insurance Trust Diversified Equity Subaccount(b)	JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount(b)	JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount(b)	JPMorgan Insurance Trust Equity Index Subaccount(b)
OPERATIONS
Net investment income (loss)	$38	$(2)	$3	$14	$168	$(64)	$30	$474	$(19)
Net realized gain on sale of investments	9	35	5	23	(24)	163	71	84	120
Change in unrealized appreciation (depreciation) of investments	52	91	38	112	146	793	164	190	471

Net increase in net assets resulting from operations	99	124	46	149	290	892	265	748	572

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	221	262	152	108	537	199	242	296	68
Net transfer (to) from affiliate and subaccounts	419	221	404	111	2,161	(404)	115	(161)	(238)
Payments for redemptions	(138)	(78)	(7)	(285)	(926)	(545)	(226)	(421)	(393)
Maintenance fees	(2)	(3)	(1)	(1)	(9)	(1)	—	(1)	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	500	402	548	(67)	1,763	(751)	131	(287)	(563)

Total increase (decrease) in net assets	599	526	594	82	2,053	141	396	461	9
NET ASSETS
Beginning of period	486	494	128	1,593	9,942	6,575	2,721	5,058	4,480

End of period	$1,085	$1,020	$722	$1,675	$11,995	$6,716	$3,117	$5,519	$4,489

(b)

Effective May 1, 2006, name was changed from JPMorgan Investment Trust Balanced Subaccount, JPMorgan Investment Trust Bond Subaccount, JPMorgan Investment Trust Diversified Equity Subaccount, JPMorgan Investment Trust Mid Cap Growth Subaccount, JPMorgan Investment Trust Mid Cap Value Subaccount and JPMorgan Investment Trust Equity Index Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	JPMorgan Insurance Trust			Oppenheimer Variable Account Funds
	JPMorgan Insurance Trust Government Bond Subaccount(c)	JPMorgan Insurance Trust Intrepid Growth Subaccount(d)	JPMorgan Insurance Trust Intrepid Mid Cap Subaccount(c)	Oppenheimer Capital Appreciation Subaccount	Oppenheimer Global Securities Subaccount	Oppenheimer High Income Subaccount	Oppenheimer Main Street Subaccount	Oppenheimer Main Street Small Cap Subaccount	Oppenheimer Mid Cap Subaccount(e)	Oppenheimer Strategic Bond Subaccount
OPERATIONS
Net investment income (loss)	$352	$(41)	$354	$(6)	$94	$54	$(11)	$11	$(1)	$67
Net realized gain on sale of investments	(95)	32	19	17	69	(11)	32	52	6	(18)
Change in unrealized appreciation (depreciation) of investments	(115)	87	(116)	27	190	41	172	69	(6)	69

Net increase in net assets resulting from operations	142	78	257	38	353	84	193	132	(1)	118

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	214	42	409	157	1,007	242	623	574	60	640
Net transfer (to) from affiliate and subaccounts	(125)	108	(107)	93	158	336	525	180	(7)	(598)
Payments for redemptions	(927)	(198)	(155)	(11)	(118)	(105)	(98)	(30)	(9)	(182)
Maintenance fees	—	—	(1)	(1)	(3)	(1)	(7)	(3)	—	(3)
Premium Tax	—	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	(838)	(48)	146	238	1,044	472	1,043	721	44	(143)

Total increase (decrease) in net assets	(696)	30	403	276	1,397	556	1,236	853	43	(25)
NET ASSETS
Beginning of period	10,593	2,410	1,961	408	1,678	918	879	792	49	2,209

End of period	$9,897	$2,440	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184

(c)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Government Bond Subaccount and JPMorgan Investment Trust Diversified Mid Cap Subaccount.

(d)	Effective December 8, 2006, name was changed from JPMorgan Insurance Trust Large Cap Growth Subaccount.

(e)	Effective May 1, 2006, name was changed from Oppenheimer Aggressive Growth Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	AIM Variable Insurance Funds				The Alger American Fund			American Century Variable Portfolios, Inc.
	AIM V.I. Financial Services Subaccount	AIM V.I. Global Health Care Subaccount(a)	AIM V.I. Global Real Estate Subaccount(i)	AIM V.I. Utilities Subaccount	Alger American Growth Subaccount	Alger American MidCap Growth Subaccount	Alger American Small Capitalization Subaccount	American Century VP Income & Growth Subaccount	American Century VP Large Company Value Subaccount(b)
OPERATIONS
Net investment income (loss)	$—	$(4)	$41	$31	$(4)	$16	$(6)	$(3)	$—
Net realized gain on sale of investments	7	16	57	16	16	45	4	14	—
Change in unrealized appreciation (depreciation) of investments	7	13	88	(33)	30	33	71	34	—

Net increase in net assets resulting from operations	14	25	186	14	42	94	69	45	—

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	84	230	1,245	1,043	312	885	850	993	8
Net transfer (to) from affiliate and subaccounts	(11)	57	(178)	992	41	12	278	334	14
Payments for redemptions	(1)	(3)	(8)	(1)	(38)	(43)	—	(18)	—
Maintenance fees	—	—	(1)	—	(1)	(2)	—	(6)	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	72	284	1,058	2,034	314	852	1,128	1,303	22

Total increase (decrease) in net assets	86	309	1,244	2,048	356	946	1,197	1,348	22
NET ASSETS
Beginning of period	41	126	412	3	254	455	84	410	—

End of period	$127	$435	$1,656	$2,051	$610	$1,401	$1,281	$1,758	$22

(a)	Effective July 1, 2005, name was changed from AIM V.I. Health Sciences.

(b)	For the period (commencement of operations): July 11, 2005 to December 31, 2005

(i)	Effective July 3, 2006, name was changed from AIM V.I. Real Estate Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	American Century Variable Portfolios, Inc.	Dreyfus Investment Portfolios		The Dreyfus Socially Responsible Growth Fund, Inc.	Dreyfus Variable Investment Fund	Fidelity Variable Insurance Products Fund
	American Century VP Value Subaccount	Dreyfus IP MidCap Stock Subaccount	Dreyfus IP Technology Growth Subaccount	Dreyfus Socially Responsible Growth Subaccount	Dreyfus VIF Money Market Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Index 500 Subaccount
OPERATIONS
Net investment income (loss)	$54	$(1)	$(1)	$(1)	$45	$(31)	$18	$(2)	$(7)
Net realized gain on sale of investments	(2)	5	—	1	—	27	19	11	13
Change in unrealized appreciation (depreciation) of investments	(16)	4	5	2	—	428	52	5	60

Net increase in net assets resulting from operations	36	8	4	2	45	424	89	14	66

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	495	197	75	113	2,921	2,914	1,173	123	1,380
Net transfer (to) from affiliate and subaccounts	14	(94)	29	(43)	(355)	472	(123)	(3)	431
Payments for redemptions	(4)	(3)	—	—	(171)	(38)	(16)	(4)	(15)
Maintenance fees	(1)	—	—	—	(2)	(4)	(3)	(1)	(6)
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	504	100	104	70	2,393	3,344	1,031	115	1,790

Total increase (decrease) in net assets	540	108	108	72	2,438	3,768	1,120	129	1,856
NET ASSETS
Beginning of period	437	48	27	25	2,237	960	584	115	515

End of period	$977	$156	$135	$97	$4,675	$4,728	$1,704	$244	$2,371

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	Fidelity Variable Insurance Products Fund	Franklin Templeton Variable Insurance Products Trust
	Fidelity VIP Mid Cap Subaccount(c)	Franklin Global Communications Securities Subaccount	Franklin Growth and Income Securities Subaccount(d)	Franklin Rising Dividends Securities Subaccount	Franklin Small Cap Value Securities Subaccount	Franklin Strategic Income Securities Subaccount	Franklin U.S. Government Subaccount	Franklin Zero Coupon 2010 Subaccount	Mutual Discovery Securities Subaccount
OPERATIONS
Net investment income (loss)	$—	$—	$—	$2	$—	$16	$30	$21	$(3)
Net realized gain on sale of investments	—	1	—	20	25	(1)	(12)	(5)	15
Change in unrealized appreciation (depreciation) of investments	1	6	—	21	66	(5)	(10)	(19)	101

Net increase in net assets resulting from operations	1	7	—	43	91	10	8	(3)	113

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	76	121	5	920	1,338	939	863	937	906
Net transfer (to) from affiliate and subaccounts	39	(50)	—	(231)	118	513	(159)	359	277
Payments for redemptions	—	—	—	(73)	(18)	(12)	(22)	(31)	(38)
Maintenance fees	—	—	—	(2)	(1)	(3)	(2)	(5)	(1)
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	115	71	5	614	1,437	1,437	680	1,260	1,144

Total increase (decrease) in net assets	116	78	5	657	1,528	1,447	688	1,257	1,257
NET ASSETS
Beginning of period	—	32	—	894	292	113	345	319	211

End of period	$116	$110	$5	$1,551	$1,820	$1,560	$1,033	$1,576	$1,468

(c)	For the period (commencement of operations): May 26, 2005 to December 31, 2005.

(d)	For the period (commencement of operations): May 31, 2005 to December 31, 2005.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	Franklin Templeton Variable Insurance Products Trust			JPMorgan Series Trust II			Janus Aspen Series
	Mutual Shares Securities Subaccount	Templeton Developing Markets Securities Subaccount	Templeton Global Asset Allocation Subaccount(e)	JPMorgan International Equity Subaccount	JPMorgan Mid Cap Value Subaccount	JPMorgan Small Company Subaccount	Janus Aspen Balanced Subaccount	Janus Aspen Large Cap Growth Subaccount(f)	Janus Aspen Mid Cap Growth Subaccount
OPERATIONS
Net investment income (loss)	$(1)	$(6)	$—	$(10)	$—	$92	$12	$—	$(2)
Net realized gain on sale of investments	1	40	—	32	28	8	3	—	15
Change in unrealized appreciation (depreciation) of investments	28	376	2	156	71	(60)	46	3	7

Net increase in net assets resulting from operations	28	410	2	178	99	40	61	3	20

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	187	2,344	65	1,454	1,328	568	668	46	66
Net transfer (to) from affiliate and subaccounts	41	770	21	(20)	160	220	365	2	14
Payments for redemptions	(2)	(3)	—	(22)	(25)	(33)	(9)	(1)	(5)
Maintenance fees	—	(1)	—	(8)	(3)	(1)	(2)	—	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	226	3,110	86	1,404	1,460	754	1,022	47	75

Total increase (decrease) in net assets	254	3,520	88	1,582	1,559	794	1,083	50	95
NET ASSETS
Beginning of period	155	286	—	482	467	554	185	29	134

End of period	$409	$3,806	$88	$2,064	$2,026	$1,348	$1,268	$79	$229

(e)	For the period (commencement of operations): May 31, 2005 to December 31, 2005.

(f)	Effective May 1, 2005, name was changed from Janus Aspen Growth.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	Janus Aspen Series			JPMorgan Insurance Trust
	Janus Aspen Mid Cap Value Subaccount	Janus Aspen Small Company Value Subaccount	Janus Aspen Worldwide Growth Subaccount	JPMorgan Insurance Trust Balanced Subaccount(g)(j)	JPMorgan Insurance Trust Core Bond Subaccount(g)(j)	JPMorgan Insurance Trust Diversified Equity Subaccount(g)(j)	JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount(g)(j)	JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount(g)(j)	JPMorgan Insurance Trust Equity Index Subaccount(g)(j)
OPERATIONS
Net investment income (loss)	$34	$(5)	$—	$10	$155	$(54)	$(44)	$258	$(21)
Net realized gain on sale of investments	(4)	14	2	26	85	131	92	158	99
Change in unrealized appreciation (depreciation) of investments	(1)	3	3	(27)	(198)	(22)	163	(87)	30

Net increase in net assets resulting from operations	29	12	5	9	42	55	211	329	108

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	390	418	80	148	819	838	264	644	292
Net transfer (to) from affiliate and subaccounts	5	(132)	(18)	361	3,321	1,569	590	975	1,277
Payments for redemptions	(1)	(16)	(1)	(100)	(699)	(426)	(172)	(321)	(301)
Maintenance fees	—	(1)	—	—	—	(2)	—	(1)	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	394	269	61	409	3,441	1,979	682	1,297	1,268

Total increase (decrease) in net assets	423	281	66	418	3,483	2,034	893	1,626	1,376
NET ASSETS
Beginning of period	63	213	62	1,175	6,459	4,541	1,828	3,432	3,104

End of period	$486	$494	$128	$1,593	$9,942	$6,575	$2,721	$5,058	$4,480

(g)	Effective May 1, 2005, name was changed from One Group Investment Trust

(j)

Effective May 1, 2006, name was changed from JPMorgan Investment Trust Balanced Subaccount, JPMorgan Investment Trust Bond Subaccount, JPMorgan Investment Trust Diversified Equity Subaccount, JPMorgan Investment Trust Mid Cap Growth Subaccount, JPMorgan Investment Trust Mid Cap Value Subaccount and JPMorgan Investment Trust Equity Index Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	JPMorgan Insurance Trust			Oppenheimer Variable Account Funds
	JPMorgan Insurance Trust Government Bond Subaccount(h)(k)	JPMorgan Insurance Trust Intrepid Growth Subaccount(h)(l)	JPMorgan Insurance Trust Intrepid Mid Cap Subaccount(h)(k)	Oppenheimer Capital Appreciation Subaccount	Oppenheimer Global Securities Subaccount	Oppenheimer High Income Subaccount	Oppenheimer Main Street Subaccount	Oppenheimer Main Steet Small Cap Subaccount	Oppenheimer Mid Cap Subaccount(m)	Oppenheimer Strategic Bond Subaccount
OPERATIONS
Net investment income (loss)	$215	$(28)	$14	$(3)	$(9)	$29	$(4)	$4	$(1)	$8
Net realized gain on sale of investments	105	38	70	7	28	(1)	2	25	2	—
Change in unrealized appreciation (depreciation) of investments	(233)	78	118	13	152	(22)	27	33	—	10

Net increase in net assets resulting from operations	87	88	202	17	171	6	25	62	1	18

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	1,151	156	504	200	895	498	469	517	60	1,294
Net transfer (to) from affiliate and subaccounts	3,642	635	302	3	153	(26)	314	(135)	(50)	591
Payments for redemptions	(702)	(161)	(100)	(30)	(16)	(26)	(4)	(36)	(2)	(6)
Maintenance fees	—	—	—	(1)	(1)	(1)	(2)	(1)	—	(5)
Premium Tax	—	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	4,091	630	706	172	1,031	445	777	345	8	1,874

Total increase (decrease) in net assets	4,178	718	908	189	1,202	451	802	407	9	1,892
NET ASSETS
Beginning of period	6,415	1,692	1,053	219	476	467	77	385	40	317

End of period	$10,593	$2,410	$1,961	$408	$1,678	$918	$879	$792	$49	$2,209

(h)	Effective May 1, 2005, name was changed from One Group Investment Trust

(k)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Government Bond Subaccount and JPMorgan Investment Trust Diversified Mid Cap Subaccount.

(l)	Effective December 8, 2006, name was changed from JPMorgan Insurance Trust Large Cap Growth.

(m)	Effective May 1, 2006, name was changed from Oppenheimer Aggressive Growth Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

(1) Organization

Chase Variable Annuity Separate Account (the “Separate Account”) is a unit investment trust registered under the Investment Company Act of 1940, as amended, established by Chase Insurance Life and Annuity Company (“CILAAC”). On July 3, 2006, Protective Life Insurance Company (PLICO), a Tennessee corporation, purchased CILAAC from JPMorgan Chase & Co. and CILAAC became a wholly-owned subsidiary of PLICO. Effective April 1, 2007, CILAAC will merge with and into its direct parent, PLICO. As a result of this merger, PLICO will remain as the surviving legal entity. Variable annuity contracts of CILAAC will be contracts of PLICO, which will service and maintain those contracts in accordance with their terms. The merger encompasses both the general and separate account balances. In conjunction with the merger of CILAAC and PLICO, the Separate Account will change its name to Protective Acquired Variable Annuity Separate Account. PLICO has reinsured 100% of the variable annuity of CILAAC to Commonwealth Annuity and Life Insurance Company, a subsidiary of The Goldman Sachs Group Inc., formerly known as Allmerica Financial Life and Annuity Company. The benefits and provisions of the variable annuity contracts are not changed by these transactions.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from CILAAC’s other assets and liabilities. The portion of the Separate Account’s assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business CILAAC may conduct.

The Separate Account is used to fund contracts or certificates (collectively referred to as “Contracts”) for Chase Advantage III periodic payment variable annuity contracts (“Chase Advantage III”), Chase Preferred Plus flexible premium fixed and variable deferred annuity contracts (“Chase Preferred Plus”) and The One Variable Annuity individual flexible premium fixed and variable deferred annuity contracts (“The One Variable Annuity”). The Separate Account is divided into a total of fifty-five subaccounts with various subaccount options available to contract owners depending upon their respective Contracts. During the year ended December 31, 2006, assets were invested in all fifty-five subaccounts.

The Chase Advantage III contracts have fifty-five subaccount options available to contract owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the AIM Variable Insurance Funds, The Alger American Fund, the American Century Variable Portfolios, Inc., the Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Variable Investment Fund, the Fidelity Variable Insurance Products Fund, the Franklin Templeton Variable Insurance Products Trust, the JPMorgan Series Trust II, the Janus Aspen Series, the JPMorgan Insurance Trust and the Oppenheimer Variable Account Funds, all of which are open-end, diversified management investment companies.

The One Variable Annuity contracts have ten subaccount options available to the contract owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the Dreyfus Variable Investment Fund and JPMorgan Insurance Trust, which are both open-end, diversified management investment companies.

The Chase Preferred Plus contracts have fifty-five subaccount options available to the contract owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the AIM Variable Insurance Funds, The Alger American Fund, the American Century Variable Portfolios, Inc., the Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Variable Investment Fund, the Fidelity Variable Insurance Products Fund, the Franklin Templeton Variable Insurance Products Trust, the JPMorgan Series Trust II, the Janus Aspen Series, the JPMorgan Insurance Trust and the Oppenheimer Variable Account Funds, all of which are open-end, diversified management investment companies.

See respective contract Prospectus of each product for further description and benefits.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(2) Significant Accounting Policies

Investments

Investments are made in the various portfolios in accordance with selections made by the contract owners. Such investments are made at the net asset value per share, reported by the respective portfolios.

Security transactions

Security transactions are generally accounted for on the trade date (date the order to buy or sell is executed). Dividend income, which includes capital gain distributions, is recorded as income on the ex-dividend date. Realized gains and losses from sales of investment shares are generally reported on a first in, first out (FIFO) cost basis.

Accumulation unit valuation

On each day the New York Stock Exchange (the “Exchange”) is open for trading, the accumulation unit value is determined as of the earlier of 3:00 p.m. (CST) or the close of the Exchange by dividing the total value of each subaccount’s investments and other assets, less liabilities, by the number of accumulation units outstanding in the respective subaccount.

Federal income taxes

The operations of the Separate Account are included in the federal income tax return of CILAAC. Under existing federal income tax law, investment income and realized capital gains and losses of the Separate Account affect liabilities under the contracts and are, therefore, not taxed. Thus, the Separate Account may realize net investment income and capital gains and losses without federal income tax consequences.

Net transfers (to) from affiliate or subaccounts

Contract Owners may allocate some or all of gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of Chase Insurance’s General Account. Transfers to/from other portfolios, included in the statement of changes in net assets, include transfers between the individual subaccounts and between the subaccounts and the Guaranteed Account.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements.

Annuity Payouts

Net assets allocated to contracts in the annuity payout (period) are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 2.5 percent unless the annuitant elects otherwise, in which case the rate may vary from 2.5 percent to 7.75 percent, as regulated by the laws of respective states. The mortality risk is fully borne by CILAAC and may result in additional amounts being transferred into the variable annuity account by CILAAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(3) Purchases and Sales of Investments

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006, are as follows (in thousands):

	Purchases	Sales
AIM Variable Insurance Funds:
AIM V.I. Financials Services Subaccount	$45	$33
AIM V.I. Global Health Care Subaccount	656	435
AIM V.I. Global Real Estate Subaccount	2,690	878
AIM V.I. Utilities Subaccount	820	1,610

The Alger American Fund:
Alger American Growth Subaccount	361	381
Alger American MidCap Growth Subaccount	1,344	500
Alger American Small Capitalization Subaccount	1,371	732

American Century Variable Portfolios, Inc.:
American Century VP Income & Growth Subaccount	1,182	381
American Century VP Large Company Value Subaccount	212	20
American Century VP Value Subaccount	853	283

Dreyfus Investment Portfolios:
Dreyfus IP MidCap Stock Subaccount	176	52
Dreyfus IP Technology Growth Subaccount	2,499	337

The Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Subaccount	46	38

Dreyfus Variable Investment Fund:
Dreyfus VIF Money Market Subaccount	12,394	9,818

Fidelity Variable Insurance Products Fund:
Fidelity VIP Contrafund Subaccount	4,087	1,230
Fidelity VIP Equity Income Subaccount	1,703	344
Fidelity VIP Growth Subaccount	382	228
Fidelity VIP Index 500 Subaccount	1,633	623
Fidelity VIP Mid Cap Subaccount	944	310

Franklin Templeton Variable Insurance Products Trust:
Franklin Global Communications Securities Subaccount	534	212
Franklin Growth and Income Securities Subaccount	88	1
Franklin Rising Dividends Securities Subaccount	1,106	312
Franklin Small Cap Value Securities Subaccount	1,321	734
Franklin Strategic Income Securities Subaccount	1,076	1,002
Franklin U.S. Government Subaccount	323	567
Franklin Zero Coupon 2010 Subaccount	1,023	414
Mutual Discovery Securities Subaccount	1,588	300
Mutual Shares Securities Subaccount	929	63
Templeton Developing Markets Securities Subaccount	3,131	3,654
Templeton Global Asset Allocation Subaccount	106	28

JPMorgan Series Trust II:
JPMorgan International Equity Subaccount	1,721	771
JPMorgan Mid Cap Value Subaccount	828	1,224
JPMorgan Small Company Subaccount	545	467

Janus Aspen Series:
Janus Aspen Balanced Subaccount	973	403
Janus Aspen Large Cap Growth Subaccount	33	26

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(3) Purchases and Sales of Investments (continued)

	Purchases	Sales
Janus Aspen Mid Cap Growth Subaccount	$309	$203
Janus Aspen Mid Cap Value Subaccount	935	397
Janus Aspen Small Company Value Subaccount	647	247
Janus Aspen Worldwide Growth Subaccount	616	66

JPMorgan Insurance Trust:
JPMorgan Insurance Trust Balanced Subaccount	345	399
JPMorgan Insurance Trust Core Bond Subaccount	3,387	1,456
JPMorgan Insurance Trust Diversified Equity Subaccount	318	1,133
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount	501	340
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount	1,125	938
JPMorgan Insurance Trust Equity Index Subaccount	119	700
JPMorgan Insurance Trust Government Bond Subaccount	1,452	1,938
JPMorgan Insurance Trust Intrepid Growth Subaccount	147	235
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount	907	407

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Subaccount	436	203
Oppenheimer Global Securities Subaccount	1,561	422
Oppenheimer High Income Subaccount	764	237
Oppenheimer Main Street Subaccount	1,339	307
Oppenheimer Main Street Small Cap Subaccount	1,093	361
Oppenheimer MidCap Subaccount	110	68
Oppenheimer Strategic Bond Subaccount	1,308	1,383

(4) Expenses and Related Party Transactions

CILAAC assumes mortality risks associated with the annuity contracts as benefits paid to the contract owner or beneficiary may exceed contract value. CILAAC also incurs all expenses involving administration and maintenance of the contracts, which may exceed charges assessed. In return, CILAAC assesses that portion of each subaccount representing assets under the following contracts with a daily asset charge for mortality and expense risk and administrative costs:

Chase Advantage III periodic payment contracts an aggregate of one and three-tenths percent (1.30%) per annum.

Chase Preferred Plus flexible payment contracts an aggregate of one and one-half percent (1.50%) per annum.

The One Variable Annuity flexible payment contracts an aggregate of one and eighty-five tenths percent (1.85%) per annum.

CILAAC assesses Chase Advantage III and Chase Preferred Plus contracts participating in one or more of the subaccounts a records maintenance charge of $7.50 quarterly for contracts with contract value under $25,000 and $3.75 quarterly for contracts with contract value between $25,000 and $50,000. The records maintenance charge for Chase Advantage III and Chase Preferred Plus contracts are waived for all individual contracts whose investment value exceeds $50,000 on the date of assessment.

Proceeds payable on the redemption of units are reduced by the amount of any applicable contingent deferred sales charge due to CILAAC.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(4) Expenses and Related Party Transactions (continued)

Investors Brokerage Services, Inc., a wholly-owned subsidiary of PLICO, is the principal underwriter for the Separate Account. PMG Asset Management, a wholly-owned subsidiary of PLICO, provides a discretionary asset allocation service under its Managed Investment Advisory Account. PMG Securities Corporation, a wholly owned subsidiary of PLICO, provides common remitter service for premium allocation for group business under CILAAC and Kemper Investors Life Insurance Company.

(5) Changes in Units Outstanding

The change in units outstanding for the years ended December 31, 2006 and 2005 were as follows (in thousands):

	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:
AIM V.I. Financial Services Subaccount
2006	3	2	1
2005	13	7	6
AIM V.I. Global Health Care Subaccount
2006	50	34	16
2005	31	8	23
AIM V.I. Global Real Estate Subaccount
2006	127	58	69
2005	107	46	61
AIM V.I. Utilities Subaccount
2006	47	97	(50)
2005	164	39	125

The Alger American Fund:
Alger American Growth Subaccount
2006	10	11	(1)
2005	10	3	7
Alger American MidCap Growth Subaccount
2006	35	18	17
2005	39	12	27
Alger American Small Capitalization Subaccount
2006	61	38	23
2005	54	4	50

American Century Variable Portfolios, Inc. :
American Century VP Income & Growth Subaccount
2006	172	70	102
2005	243	63	180
American Century VP Large Company Value
2006	21	4	17
2005	2	0	2
American Century VP Value Subaccount
2006	81	35	46
2005	79	24	55

Dreyfus Investment Portfolios:
Dreyfus IP MidCap Stock Subaccount
2006	11	5	6
2005	21	14	7

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5) Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
Dreyfus Investment Portfolios (continued):
Dreyfus IP Technology Growth Subaccount
2006	249	33	216
2005	27	17	10

The Dreyfus Socially Responsible Growth Fund, Inc:
The Dreyfus Socially Responsible Growth Subaccount
2006	2	2	0
2005	5	2	3

Dreyfus Variable Investment Fund:
Dreyfus VIF Money Market Subaccount
2006	1,602	1,366	236
2005	514	274	240

Fidelity Variable Insurance Products Fund:
Fidelity VIP Contrafund Subaccount
2006	128	62	66
2005	135	20	115
Fidelity VIP Equity Income Subaccount
2006	46	16	30
2005	58	23	35
Fidelity VIP Growth Subaccount
2006	11	7	4
2005	7	4	3
Fidelity VIP Index 500 Subaccount
2006	13	6	7
2005	17	4	13
Fidelity VIP Mid Cap Subaccount
2006	74	27	47
2005	10	0	10

Franklin Templeton Variable Insurance Products Trust:
Franklin Global Communications Securities Subaccount
2006	39	18	21
2005	17	12	5
Franklin Growth and Income Securities Subaccount
2006	8	0	8
2005	1	0	1
Franklin Rising Dividends Securities Subaccount
2006	85	32	53
2005	95	48	47
Franklin Small Cap Value Securities Subaccount
2006	83	56	27
2005	114	27	87
Franklin Strategic Income Securities Subaccount
2006	100	98	2
2005	149	27	122
Franklin U.S. Government Subaccount
2006	35	61	(26)
2005	143	77	66

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5) Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust (continued):
Franklin Zero Coupon 2010 Subaccount
2006	109	53	56
2005	172	49	123
Mutual Discovery Securities Subaccount
2006	91	25	66
2005	91	17	74
Mutual Shares Securities Subaccount
2006	58	5	53
2005	17	0	17
Templeton Developing Markets Securities Subaccount
2006	162	193	(31)
2005	207	52	155
Templeton Global Asset Allocation Subaccount
2006	8	3	5
2005	10	2	8

JPMorgan Series Trust II:
JPMorgan International Equity Subaccount
2006	104	53	51
2005	148	56	92
JPMorgan Mid Cap Value Subaccount
2006	56	82	(26)
2005	125	29	96
JPMorgan Small Company Subaccount
2006	38	35	3
2005	61	16	45

Janus Aspen Series:
Janus Aspen Balanced Subaccount
2006	35	17	18
2005	49	9	40
Janus Aspen Large Cap Growth Subaccount
2006	2	1	1
2005	3	0	3
Janus Aspen Mid Cap Growth Subaccount
2006	11	8	3
2005	7	4	3
Janus Aspen Mid Cap Value Subaccount
2006	55	27	28
2005	42	17	25
Janus Aspen Small Company Value Subaccount
2006	40	18	22
2005	40	23	17
Janus Aspen Worldwide Growth Subaccount
2006	21	3	18
2005	5	2	3

JPMorgan Insurance Trust:
JPMorgan Insurance Trust Balanced Subaccount
2006	32	38	(6)
2005	66	68	(2)

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5) Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
JPMorgan Insurance Trust (continued):
JPMorgan Insurance Trust Core Bond Subaccount
2006	319	148	171
2005	451	423	28
JPMorgan Insurance Trust Diversified Equity Subaccount
2006	33	99	(66)
2005	306	273	33
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount
2006	39	29	10
2005	109	105	4
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount
2006	51	73	(22)
2005	202	188	14
JPMorgan Insurance Trust Equity Index Subaccount
2006	11	59	(48)
2005	167	158	9
JPMorgan Insurance Trust Government Bond Subaccount
2006	105	188	(83)
2005	550	461	89
JPMorgan Insurance Trust Intrepid Growth Subaccount
2006	16	21	(5)
2005	90	86	4
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount
2006	43	32	11
2005	88	49	39

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Subaccount
2006	37	20	17
2005	28	14	14
Oppenheimer Global Securities Subaccount
2006	86	34	52
2005	81	19	62
Oppenheimer High Income Subaccount
2006	64	26	38
2005	80	42	38
Oppenheimer Main Street Subaccount
2006	108	35	73
2005	67	8	59
Oppenheimer Main Street Small Cap Subaccount
2006	64	26	38
2005	41	19	22
Oppenheimer MidCap Subaccount
2006	7	5	2
2005	5	5	0
Oppenheimer Strategic Bond Subaccount
2006	132	144	(12)
2005	203	41	162

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights

A summary of the units outstanding, unit fair values, net assets for variable annuity contracts, net investment income ratios, the expense ratios, excluding expenses of the underlying funds, and total returns for each of the three years in the period ended December 31, 2006, follows.

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest
AIM Variable Insurance Funds:
AIM V.I. Financial Services Subaccount
2006	10	$14.088	$15.768	$157	2.11%	1.30%	1.85%	14.33%	14.95%
2005	9	12.304	13.717	127	2.38%	1.30%	1.85%	3.99%	4.55%
2004(e)	3	13.001	13.119	41	N/A	1.30%	1.85%	6.70%	7.28%
AIM V.I. Global Health Care Subaccount(q)
2006	49	12.962	13.956	675	N/A	1.30%	1.85%	3.33%	3.89%
2005	33	12.526	13.434	435	N/A	1.30%	1.85%	6.19%	6.76%
2004(e)	10	12.469	12.583	126	N/A	1.30%	1.85%	5.61%	6.19%
AIM V.I. Global Real Estate Subaccount(s)
2006	153	24.220	28.017	4,234	5.94%	1.30%	1.85%	40.02%	40.78%
2005	84	17.272	19.902	1,656	5.61%	1.30%	1.85%	12.17%	12.77%
2004(e)	23	17.489	17.647	412	15.38%	1.30%	1.85%	34.10%	34.83%
AIM V.I. Utilities Subaccount
2006	75	19.159	20.402	1,522	4.70%	1.30%	1.85%	23.19%	23.86%
2005	125	15.529	16.472	2,051	4.09%	1.30%	1.85%	14.72%	15.34%
2004(e)	0	14.153	14.281	3	N/A	1.30%	1.85%	21.31%	21.97%

The Alger American Fund:
Alger American Growth Subaccount
2006	13	42.338	54.536	611	0.16%	1.30%	1.85%	3.24%	3.80%
2005	14	41.008	52.538	610	0.23%	1.30%	1.85%	10.00%	10.60%
2004(f)	7	37.278	47.502	254	N/A	1.30%	1.85%	3.58%	4.14%
Alger American MidCap Growth Subaccount
2006	58	36.775	37.722	2,150	13.69%	1.30%	1.85%	8.15%	8.73%
2005	41	34.006	34.693	1,401	3.13%	1.30%	1.85%	7.84%	8.42%
2004(f)	14	31.535	31.999	455	N/A	1.30%	1.85%	10.99%	11.59%
Alger American Small Capitalization Subaccount
2006	77	25.657	50.331	2,203	N/A	1.30%	1.85%	17.84%	18.48%
2005	54	21.772	42.481	1,281	N/A	1.30%	1.85%	14.76%	15.39%
2004(f)	4	18.971	36.816	84	N/A	1.30%	1.85%	14.44%	15.07%

American Century Variable Portfolios, Inc.:
American Century VP Income & Growth Subaccount
2006	339	8.416	8.570	2,899	1.55%	1.30%	1.85%	14.97%	15.59%
2005	237	7.306	7.428	1,758	1.11%	1.30%	1.85%	2.74%	3.29%
2004(g)	57	7.097	7.206	410	N/A	1.30%	1.85%	10.93%	11.54%
American Century VP Large Company Value Subaccount
2006	19	12.523	12.637	233	N/A	1.30%	1.85%	17.81%	18.45%
2005(r)	2	10.630	10.669	22	N/A	1.30%	1.85%	2.93%	3.49%
2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Century VP Value Subaccount
2006	149	10.780	11.534	1,642	7.56%	1.30%	1.85%	16.50%	17.13%
2005	103	9.252	9.847	977	9.19%	1.30%	1.85%	3.13%	3.69%
2004(g)	48	8.971	9.496	437	N/A	1.30%	1.85%	12.25%	12.86%

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest

Dreyfus Investment Portfolios:
Dreyfus I.P. MidCap Stock Subaccount
2006	16	$14.219	$16.260	$270	13.15%	1.30%	1.85%	5.72%	6.30%
2005	10	13.429	15.296	156	N/A	1.30%	1.85%	6.96%	7.54%
2004(h)	3	14.096	14.224	48	16.67%	1.30%	1.85%	12.15%	12.76%
Dreyfus I.P. Technology Growth Subaccount
2006	229	10.388	10.560	2,400	N/A	1.30%	1.85%	2.15%	2.70%
2005	13	10.170	10.282	135	N/A	1.30%	1.85%	1.61%	2.16%
2004(h)	3	10.009	10.065	27	N/A	1.30%	1.85%	-1.60%	-1.07%

The Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Subaccount
2006	4	25.908	27.139	114	N/A	1.30%	1.85%	7.22%	7.80%
2005	4	24.163	25.174	97	N/A	1.30%	1.85%	1.74%	2.29%
2004(h)	1	23.750	24.611	25	N/A	1.30%	1.85%	4.28%	4.84%

Dreyfus Variable Investment Fund:
Dreyfus VIF Money Market Subaccount
2006	702	10.224	10.401	7,254	6.24%	1.30%	1.85%	2.71%	3.26%
2005	466	9.955	10.072	4,675	2.78%	1.30%	1.85%	0.81%	1.36%
2004(h)	226	9.874	9.937	2,237	2.86%	1.30%	1.85%	-1.05%	-0.52%

Fidelity Variable Insurance Products Fund:
Fidelity VIP Contrafund Subaccount
2006	216	31.912	41.644	7,615	10.79%	1.30%	1.85%	9.69%	10.29%
2005	150	29.092	37.760	4,728	0.14%	1.30%	1.85%	14.82%	15.44%
2004(i)	35	25.337	32.709	960	N/A	1.30%	1.85%	13.37%	13.99%
Fidelity VIP Equity Income Subaccount
2006	85	31.535	44.101	3,125	15.53%	1.30%	1.85%	18.02%	18.66%
2005	55	26.721	37.167	1,704	3.15%	1.30%	1.85%	3.95%	4.51%
2004(i)	20	25.706	35.563	584	N/A	1.30%	1.85%	9.50%	10.09%
Fidelity VIP Growth Subaccount
2006	11	32.910	51.090	421	0.30%	1.30%	1.85%	4.91%	5.48%
2005	7	31.368	48.434	244	0.56%	1.30%	1.85%	3.88%	4.44%
2004(i)	4	30.196	46.373	115	N/A	1.30%	1.85%	1.50%	2.05%
Fidelity VIP Index 500 Subaccount
2006	24	154.503	170.206	3,796	1.20%	1.30%	1.85%	13.35%	14.25%
2005	17	136.310	148.980	2,371	0.76%	1.30%	1.85%	2.66%	3.48%
2004(i)	4	132.776	143.966	515	N/A	1.30%	1.85%	8.33%	9.19%
Fidelity VIP Mid Cap Subaccount
2006	57	13.405	13.526	763	2.96%	1.30%	1.85%	10.66%	11.26%
2005(r)	10	12.114	12.158	116	N/A	1.30%	1.85%	16.16%	16.79%
2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest

Franklin Templeton Variable Insurance Products Trust:
Franklin Global Communications Securities Subaccount
2006	29	$16.089	$16.356	$473	0.34%	1.30%	1.85%	22.30%	22.97%
2005	8	13.155	13.301	110	N/A	1.30%	1.85%	13.69%	14.31%
2004(j)	3	11.571	11.636	32	N/A	1.30%	1.85%	12.09%	12.70%
Franklin Growth and Income Securities Subaccount
2006	9	11.962	12.071	97	1.96%	1.30%	1.85%	14.64%	15.26%
2005(r)	1	10.434	10.472	5	N/A	1.30%	1.85%	1.64%	2.19%
2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Franklin Rising Dividends Securities Subaccount
2006	168	14.011	15.755	2,634	1.43%	1.30%	1.85%	15.00%	15.62%
2005	115	12.165	13.626	1,551	1.72%	1.30%	1.85%	1.55%	2.10%
2004(j)	68	13.225	13.345	894	N/A	1.30%	1.85%	8.98%	9.57%
Franklin Small Cap Value Securities Subaccount
2006	132	17.293	20.029	2,650	4.16%	1.30%	1.85%	14.86%	15.48%
2005	105	15.034	17.344	1,820	1.42%	1.30%	1.85%	6.80%	7.37%
2004(j)	18	16.007	16.152	292	N/A	1.30%	1.85%	21.49%	22.15%
Franklin Strategic Income Securities Subaccount
2006	134	12.396	12.645	1,688	4.50%	1.30%	1.85%	6.28%	6.86%
2005	132	11.663	11.833	1,560	2.99%	1.30%	1.85%	-0.38%	0.16%
2004(j)	10	11.708	11.814	113	N/A	1.30%	1.85%	7.80%	8.38%
Franklin U.S. Government Subaccount
2006	74	10.395	10.671	786	3.74%	1.30%	1.85%	2.13%	2.69%
2005	100	10.178	10.412	1,033	6.24%	1.30%	1.85%	0.55%	1.09%
2004(j)	34	10.122	10.214	345	2.33%	1.30%	1.85%	1.59%	2.14%
Franklin Zero Coupon 2010 Subaccount
2006	210	10.201	10.596	2,167	3.53%	1.30%	1.85%	0.54%	1.08%
2005	154	10.146	10.503	1,576	3.59%	1.30%	1.85%	-0.51%	0.03%
2004(j)	31	10.199	10.291	319	N/A	1.30%	1.85%	2.55%	3.11%
Mutual Discovery Securities Subaccount
2006	155	18.158	20.127	3,117	4.54%	1.30%	1.85%	20.83%	21.48%
2005	89	15.006	16.568	1,468	0.83%	1.30%	1.85%	13.87%	14.48%
2004(j)	15	14.342	14.472	211	N/A	1.30%	1.85%	16.04%	16.67%
Mutual Shares Securities Subaccount
2006	82	15.558	17.014	1,367	2.93%	1.30%	1.85%	16.24%	16.87%
2005	29	13.365	14.559	409	1.06%	1.30%	1.85%	8.55%	9.14%
2004(j)	12	13.220	13.340	155	N/A	1.30%	1.85%	10.58%	11.18%
Templeton Developing Markets Securities Subaccount
2006	140	23.841	28.372	3,961	0.77%	1.30%	1.85%	25.77%	26.45%
2005	171	18.928	22.437	3,806	0.68%	1.30%	1.85%	25.12%	25.80%
2004(j)	16	17.676	17.836	286	N/A	1.30%	1.85%	22.44%	23.11%
Templeton Global Asset Allocation Subaccount
2006	13	12.504	12.617	177	4.91%	1.30%	1.85%	18.92%	19.56%
2005(r)	8	10.515	10.553	88	N/A	1.30%	1.85%	1.67%	2.22%
2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest

JPMorgan Series Trust II:
JPMorgan International Equity Subaccount
2006	174	$17.848	$20.414	$3,527	0.89%	1.30%	1.85%	19.83%	20.48%
2005	123	14.873	16.945	2,064	0.71%	1.30%	1.85%	8.69%	9.28%
2004(k)	31	15.367	15.506	482	N/A	1.30%	1.85%	16.22. %	16.85%
JPMorgan Mid Cap Value Subaccount
2006	102	16.236	18.313	1,861	3.45%	1.30%	1.85%	14.72%	15.34%
2005	128	14.131	15.877	2,026	1.52%	1.30%	1.85%	7.23%	7.81%
2004(k)	32	14.593	14.726	467	N/A	1.30%	1.85%	18.85%	19.50%
JPMorgan Small Company Subaccount
2006	80	19.222	20.359	1,592	2.79%	1.30%	1.85%	12.92%	13.53%
2005	77	17.022	17.932	1,348	11.15%	1.30%	1.85%	1.54%	2.09%
2004(k)	32	16.764	17.565	554	N/A	1.30%	1.85%	24.85%	25.53%

Janus Aspen Series:
Janus Aspen Balanced Subaccount
2006	65	28.945	35.331	1,975	2.28%	1.30%	1.85%	8.71%	9.30%
2005	47	26.625	32.325	1,268	2.75%	1.30%	1.85%	5.99%	6.57%
2004(l)	7	25.119	30.332	185	13.04%	1.30%	1.85%	6.55%	7.13%
Janus Aspen Large Cap Growth Subaccount(o)
2006	5	21.136	25.416	95	N/A	1.30%	1.85%	9.36%	9.95%
2005	4	19.327	23.116	79	N/A	1.30%	1.85%	2.40%	2.95%
2004(l)	1	18.874	22.453	29	N/A	1.30%	1.85%	2.62%	3.17%
Janus Aspen Mid Cap Growth Subaccount
2006	11	29.750	33.839	370	N/A	1.30%	1.85%	11.55%	12.16%
2005	8	26.669	30.171	229	N/A	1.30%	1.85%	10.27%	10.87%
2004(l)	5	24.185	27.213	134	N/A	1.30%	1.85%	18.54%	19.19%
Janus Aspen Mid Cap Value Subaccount
2006	57	16.407	19.206	1,085	6.37%	1.30%	1.85%	12.98%	13.59%
2005	29	14.501	16.908	486	13.84%	1.30%	1.85%	8.01%	8.60%
2004(l)	4	15.430	15.570	63	N/A	1.30%	1.85%	15.65%	16.28%
Janus Aspen Small Company Value Subaccount
2006	53	15.736	19.248	1,020	1.06%	1.30%	1.85%	19.66%	20.31%
2005	31	13.131	15.999	494	N/A	1.30%	1.85%	1.56%	2.10%
2004(l)	14	15.528	15.669	213	14.81%	1.30%	1.85%	15.93%	16.56%
Janus Aspen Worldwide Growth Subaccount
2006	23	31.347	35.140	722	1.41%	1.30%	1.85%	16.06%	16.69%
2005	5	27.009	30.114	128	2.11%	1.30%	1.85%	3.95%	4.51%
2004(l)	2	25.983	28.814	62	N/A	1.30%	1.85%	2.87%	3.43%

JPMorgan Insurance Trust(p)(t):
JPMorgan Insurance Trust Balanced Subaccount
2006	147	11.292	11.711	1,675	2.69%	1.30%	1.85%	8.97%	9.56%
2005	153	10.363	10.689	1,593	2.25%	1.30%	1.85%	0.64%	1.19%
2004(m)	155	10.297	10.563	1,175	N/A	1.30%	1.85%	3.93%	4.50%
JPMorgan Insurance Trust Core Bond Subaccount(u)
2006	1,145	10.435	10.649	11,995	3.31%	1.30%	1.85%	2.25%	2.80%
2005	974	10.206	10.359	9,942	3.24%	1.30%	1.85%	0.53%	1.08%
2004(m)	946	10.151	10.248	6,459	N/A	1.30%	1.85%	2.22%	2.78%

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest
JPMorgan Insurance Trust (continued)(p)(t):
JPMorgan Insurance Trust Diversified Equity Subaccount
2006	561	$11.926	$12.498	$6,716	0.86%	1.30%	1.85%	14.04%	14.66%
2005	627	10.458	10.900	6,575	0.81%	1.30%	1.85%	0.47%	1.02%
2004(m)	594	10.408	10.790	4,541	N/A	1.30%	1.85%	5.30%	5.88%
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount(v)
2006	241	12.875	13.548	3,117	2.81%	1.30%	1.85%	9.37%	9.96%
2005	231	11.771	12.320	2,721	N/A	1.30%	1.85%	9.08%	9.67%
2004(m)	227	10.791	11.234	1,828	N/A	1.30%	1.85%	10.55%	11.15%
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount(w)
2006	399	13.716	14.414	5,519	10.80%	1.30%	1.85%	14.61%	15.23%
2005	421	11.967	12.509	5,058	7.10%	1.30%	1.85%	7.77%	8.35%
2004(m)	407	11.105	11.545	3,432	N/A	1.30%	1.85%	13.36%	13.97%
JPMorgan Insurance Trust Equity Index Subaccount
2006	361	12.394	13.061	4,489	1.43%	1.30%	1.85%	13.33%	13.94%
2005	409	10.936	11.462	4,480	1.19%	1.30%	1.85%	2.56%	3.12%
2004(m)	400	10.662	11.116	3,104	N/A	1.30%	1.85%	8.75%	9.34%
JPMorgan Insurance Trust Government Bond Subaccount
2006	942	10.491	10.696	9,897	5.21%	1.30%	1.85%	1.60%	2.15%
2005	1,025	10.326	10.471	10,593	3.79%	1.30%	1.85%	1.22%	1.77%
2004(m)	936	10.202	10.289	6,415	N/A	1.30%	1.85%	2.72%	3.28%
JPMorgan Insurance Trust Intrepid Growth Subaccount(x)
2006	220	11.092	11.543	2,440	0.08%	1.30%	1.85%	3.46%	4.02%
2005	225	10.720	11.096	2,410	0.42%	1.30%	1.85%	3.15%	3.71%
2004(m)	221	10.393	10.699	1,692	N/A	1.30%	1.85%	5.41%	5.99%
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount(y)
2006	163	14.328	14.894	2,364	18.08%	1.30%	1.85%	12.05%	12.66%
2005	152	12.787	13.221	1,961	2.49%	1.30%	1.85%	14.98%	15.60%
2004(m)	113	11.121	11.437	1,053	N/A	1.30%	1.85%	12.25%	12.86%

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Subaccount
2006	48	12.654	14.272	684	0.18%	1.30%	1.85%	5.73%	6.30%
2005	31	11.951	13.426	408	0.64%	1.30%	1.85%	2.96%	3.52%
2004(n)	17	12.853	12.969	219	N/A	1.30%	1.85%	4.68%	5.24%
Oppenheimer Global Securities Subaccount
2006	143	18.166	21.673	3,075	5.39%	1.30%	1.85%	15.24%	15.86%
2005	91	15.741	18.706	1,678	0.56%	1.30%	1.85%	11.99%	12.60%
2004(n)	29	16.463	16.613	476	N/A	1.30%	1.85%	16.71%	17.35%
Oppenheimer High Income Subaccount
2006	115	12.624	12.908	1,474	5.85%	1.30%	1.85%	7.25%	7.83%
2005	77	11.753	11.971	918	5.78%	1.30%	1.85%	0.16%	0.70%
2004(n)	39	11.781	11.888	467	N/A	1.30%	1.85%	6.75%	7.33%

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest
Oppenheimer Variable Account Funds (continued):
Oppenheimer Main Street Subaccount
2006	138	$14.027	$15.427	$2,115	0.67%	1.30%	1.85%	12.68%	13.29%
2005	65	12.431	13.617	879	0.21%	1.30%	1.85%	3.83%	4.39%
2004(n)	6	12.927	13.045	77	N/A	1.30%	1.85%	7.16%	7.74%
Oppenheimer Main Street Small Cap Subaccount
2006	84	16.294	19.795	1,645	2.38%	1.30%	1.85%	12.58%	13.19%
2005	46	14.452	17.488	792	2.04%	1.30%	1.85%	7.73%	8.31%
2004(n)	24	16.001	16.146	385	N/A	1.30%	1.85%	17.01%	17.65%
Oppenheimer MidCap Subaccount(z)
2006	5	13.225	15.877	92	N/A	1.30%	1.85%	0.84%	1.39%
2005	3	13.095	15.660	49	N/A	1.30%	1.85%	9.96%	10.55%
2004(n)	3	14.038	14.165	40	N/A	1.30%	1.85%	17.25%	17.89%
Oppenheimer Strategic Bond Subaccount
2006	177	12.161	12.405	2,184	4.46%	1.30%	1.85%	5.29%	5.86%
2005	189	11.550	11.734	2,209	1.90%	1.30%	1.85%	0.62%	1.17%
2004(n)	27	11.478	11.583	317	N/A	1.30%	1.85%	6.46%	7.04%

(a)

This ratio represents dividends recorded by the subaccount from the underlying mutual fund divided by the average net assets. This ratio excludes the Expense Ratio. N/A is noted if the fund did not pay any dividends.

(b)

This ratio represents the annualized contract expenses of the separate account, resulting in a direct reduction of unit values, consisting primarily of mortality and expense charges. Charges that require redemption of contract owner units are excluded.

(c)

Total return is calculated using the beginning and ending unit value (before rounding for this presentation), which reflects the changes in the underlying fund values and reductions related to the Expense Ratio, for the period indicated.

(d)	Net Assets equals Contract Owners’ Equity.

(e)

For the period (commencement of operations): July 12, 2004—AIM V.I. Financial Services Subaccount; June 17, 2004—AIM V.I. Global Health Care Subaccount (formerly AIM V.I. Health Sciences Subaccount); June 17, 2004—AIM V.I. Real Estate Subaccount and July 16, 2004—AIM V.I. Utilities Subaccount to December 31, 2004.

(f)

For the period (commencement of operations): June 10, 2004—Alger American Growth Subaccount; June 8, 2004—Alger American MidCap Growth Subaccount and June 15, 2004—Alger American Small Capitalization Subaccount December 31, 2004.

(g)	For the period (commencement of operations): June 16, 2004—American Century VP Income & Growth Subaccount and June 8, 2004—American Century VP Value Subaccount to December 31, 2004.

(h)

For the period (commencement of operations): June 16, 2004—Dreyfus IP MidCap Stock Subaccount; July 29, 2004—Dreyfus IP Technology Growth Subaccount; August 23, 2004—Dreyfus Socially Responsible Growth Subaccount and May 27, 2004—Dreyfus VIF Money Market Subaccount to December 31, 2004.

(i)

For the period (commencement of operations): June 8, 2004—Fidelity VIP Contrafund Subaccount; June 16, 2004—Fidelity VIP Equity Income Subaccount; June 9, 2004—Fidelity VIP Growth Subaccount and June 17, 2004—Fidelity VIP Index 500 Subaccount to December 31, 2004.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

(j)

For the period (commencement of operations): June 21, 2004—Franklin Global communications Securities Subaccount; June 10, 2004—Franklin Rising Dividends Securities Subaccount; June 17, 2004—Franklin Small Cap Value Securities Subaccount; July 15, 2004—Franklin Strategic Income Securities Subaccount; June 8, 2004—Franklin U.S. Government Subaccount; June 16, 2004—Franklin Zero Coupon 2010 Subaccount; June 10, 2004—Mutual Discovery Securities Subaccount; July 8, 2004—Mutual Shares Securities Subaccount and June 9, 2004—Templeton Developing Markets Securities Subaccount to December 31, 2004.

(k)

For the period (commencement of operations): June 16, 2004—JPMorgan International Equity Subaccount; June 8, 2004—JPMorgan Mid Cap Value Subaccount and June 16, 2004—JPMorgan Small Company Subaccount to December 31, 2004.

(l)

For the period (commencement of operations): June 17, 2004—Janus Aspen Balanced Subaccount; June 16, 2004—Janus Aspen Large Cap Growth Subaccount (formerly Janus Aspen Growth Subaccount); June 15, 2004—Janus Aspen Mid Cap Growth Subaccount; June 15, 2004—Janus Aspen Mid Cap Value Subaccount; June 16, 2004—Janus Aspen Small Company Value Subaccount and June 17, 2004—Janus Aspen Worldwide Growth Subaccount to December 31, 2004.

(m)

For the period (commencement of operations): April 7, 2004—JPMorgan Investment Trust Balanced Subaccount (formerly One Group Investment Trust Balanced Subaccount); April 7, 2004—JPMorgan Investment Trust Bond Subaccount (formerly One Group Investment Trust Bond Subaccount); April 7, 2004—JPMorgan Investment Trust Diversified Equity Subaccount (formerly One Group Investment Trust Diversified Equity Subaccount); April 7, 2004—JPMorgan Investment Trust Diversified Mid Cap Subaccount (formerly One Group Investment Trust Diversified Mid Cap Subaccount); April 7, 2004—JPMorgan Investment Trust Equity Index Subaccount (formerly One Group Investment Trust Equity Index Subaccount); April 7, 2004—JPMorgan Investment Trust Government Bond Subaccount (formerly One Group Investment Trust Government Bond Subaccount); April 7, 2004—JPMorgan Investment Trust Large Cap Growth Subaccount (formerly One Group Investment Trust Large Cap Growth Subaccount); April 7, 2004—JPMorgan Investment Trust Mid Cap Growth Subaccount (formerly One Group Investment Trust Mid Cap Growth Subaccount) and April 7, 2004—JPMorgan Investment Trust Mid Cap Value Subaccount (formerly One Group Investment Trust Mid Cap Value Subaccount) to December 31, 2004.

(n)

For the period (commencement of operations): June 15, 2004—Oppenheimer Aggressive Growth Subaccount; June 17, 2004—Oppenheimer Capital Appreciation Subaccount; June 8, 2004—Oppenheimer Global Securities Subaccount; June 8, 2004—Oppenheimer High Income Subaccount; June 28, 2004—Oppenheimer Main Street Subaccount; June 16, 2004—Oppenheimer Main Street Small Cap Subaccount and June 21, 2004—Oppenheimer Strategic Bond Subaccount to December 31, 2004.

(o)	Effective May 1, 2005, name was changed from Janus Aspen Growth Subaccount.

(p)	Effective May 1, 2005, name was changed from One Group Investment Trust.

(q)	Effective July 1, 2005, name was changed from AIM V.I. Health Sciences Subaccount.

(r)

For the period (commencement of operations): July 11, 2005—American Century VP Large Company Value Subaccount; May 26, 2005—Fidelity VIP Mid Cap Subaccount and May 31, 2005—Templeton Global Asset Allocation Subaccount and Franklin Growth and Income Securities Subaccount to December 31, 2005.

(s)	Effective July 3, 2006, name was changed from AIM V.I. Real Estate Subaccount.

(t)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust.

(u)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Bond Subaccount.

(v)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Mid Cap Growth Subaccount.

(w)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Mid Cap Value Subaccount.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

(x)	Effective December 8, 2006, name was changed from JPMorgan Insurance Trust Large Cap Growth Subaccount.

(y)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Diversified Mid Cap Subaccount.

(z)	Effective May 1, 2006, name was changed from Oppenheimer Aggressive Growth Subaccount.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Share Owners of

Protective Life Insurance Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Insurance Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 of the Notes to Consolidated Financial Statements, Protective Life Insurance Company changed its method of accounting for certain nontraditional long-duration contracts and separate accounts on January 1, 2004.

/S/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

March 29, 2007

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)
Revenues
Premiums and policy fees	$2,316,594	$1,879,920	$1,822,825
Reinsurance ceded	(1,362,722)	(1,143,988)	(1,124,651)

Net of reinsurance ceded	953,872	735,932	698,174
Net investment income	1,352,432	1,127,920	1,029,206
Realized investment gains (losses):
Derivative financial instruments	(21,555)	(31,819)	2,726
All other investments	101,864	37,934	30,771
Other income	96,944	67,066	55,783

Total revenues	2,483,557	1,937,033	1,816,660

Benefits and expenses
Benefits and settlement expenses, net of reinsurance ceded:
(2006—$1,199,073; 2005—$1,008,670; 2004—$1,121,664)	1,632,617	1,253,348	1,116,473
Amortization of deferred policy acquisition costs and value of businesses acquired	232,122	197,653	200,130
Other operating expenses, net of reinsurance ceded:
(2006—$244,060; 2005—$164,932; 2004—$166,862)	199,070	124,817	128,894

Total benefits and expenses	2,063,809	1,575,818	1,445,497

Income before income tax and cumulative effect of change in accounting principle	419,748	361,215	371,163

Income tax expense
Current	19,268	19,035	114,262
Deferred	135,597	106,524	18,964

Total income tax expense	154,865	125,559	133,226

Net income before cumulative effect of change in accounting principle	264,883	235,656	237,937
Cumulative effect of change in accounting principle, net of income tax	0	0	(15,801)

Net income	$264,883	$235,656	$222,136

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
	(Dollars in thousands)
Assets
Investments:
Fixed maturities, at market (amortized cost: 2006—$20,755,718; 2005—$14,735,583)	$20,923,891	$15,037,225
Equity securities, at market (cost: 2006—$73,237; 2005—$79,322)	80,108	85,340
Mortgage loans	3,880,028	3,287,745
Investment real estate, net of accumulated depreciation (2006—$5,482; 2005—$10,422)	37,928	65,301
Policy loans	839,502	458,825
Other long-term investments	306,012	273,768
Short-term investments	1,366,467	755,805

Total investments	27,433,936	19,964,009
Cash	37,419	52,086
Accrued investment income	274,574	185,546
Accounts and premiums receivable, net of allowance for uncollectible amounts (2006—$3,386; 2005—$3,256)	163,352	60,983
Reinsurance receivables	4,596,816	2,993,240
Deferred policy acquisition costs and value of businesses acquired	3,219,997	2,204,111
Goodwill	75,530	38,782
Property and equipment, net of accumulated depreciation (2006—$106,333; 2005—$99,587)	38,640	41,484
Other assets	132,863	80,915
Income tax receivable	126,738	88,985
Assets related to separate accounts
Variable annuity	2,750,129	2,377,124
Variable universal life	307,863	251,329

Total assets	$39,157,857	$28,338,594

Liabilities
Policy liabilities and accruals
Future policy benefits and claims	$15,113,277	$11,147,642
Unearned premiums	859,174	700,886

Total policy liabilities and accruals	15,972,451	11,848,528
Stable value product account balances	5,513,464	6,057,721
Annuity account balances	8,958,089	3,388,005
Other policyholders’ funds	328,136	147,233
Other liabilities	1,246,981	880,425
Deferred income taxes	381,851	290,231
Non-recourse funding obligations	425,000	125,000
Liabilities related to variable interest entities	20,395	42,604
Liabilities related to separate accounts
Variable annuity	2,750,129	2,377,124
Variable universal life	307,863	251,329

Total liabilities	35,904,359	25,408,200

Commitments and contingent liabilities—Note 10
Share-owner’s equity
Preferred Stock, $1 par value
Shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1 par value
Shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	1,114,269	932,805
Note receivable from PLC Employee Stock Ownership Plan	(1,995)	(2,507)
Retained earnings	2,100,404	1,889,611
Accumulated other comprehensive income
Net unrealized gains on investments, net of income tax (2006—$22,811; 2005—$57,795)	41,772	104,753
Accumulated gain (loss)—hedging, net of income tax (2006—$(3,299); 2005—$393)	(5,954)	730

Total share-owner’s equity	3,253,498	2,930,394

	$39,157,857	$28,338,594

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHARE-OWNER’S EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumulated Gain (Loss)— Hedging	Total Share— Owner’s Equity
	(Dollars in thousands)
Balance December 31, 2003	$2	$5,000	$863,819	$(3,426)	$1,431,818	$329,907	$2,678	$2,629,798

Net income for 2004					222,136			222,136
Change in net unrealized gains/losses on investments, net of income tax—$11,973						(22,236)		(22,236)
Reclassification adjustment for amounts included in net income, net of income tax—$(10,770)						(20,001)		(20,001)
Change in accumulated gain (loss) hedging, net of income tax—$3,197							5,938	5,938

Comprehensive income for 2004								185,837

Capital contribution			68,986					68,986
Decrease in note receivable from PLC ESOP				443				443

Balance December 31, 2004	2	5,000	932,805	(2,983)	1,653,954	287,670	8,616	2,885,064

Net income for 2005					235,657			235,657
Change in net unrealized gains/losses on investments, net of income tax—$(84,575)						(159,318)		(159,318)
Reclassification adjustment for amounts included in net income, net of income tax—$(12,529)						(23,599)		(23,599)
Change in accumulated gain (loss) hedging, net of income tax—$4,246							(7,886)	(7,886)

Comprehensive income for 2005								44,854

Decrease in note receivable from PLC ESOP				476				476

Balance December 31, 2005	2	5,000	932,805	(2,507)	1,889,611	104,753	730	2,930,394

Net income for 2006					264,883			264,883
Change in net unrealized gains/losses on investments, net of income tax—$(4,974)						(8,954)		(8,954)
Reclassification adjustment for amounts included in net income, net of income tax—$(30,010)						(54,027)		(54,027)
Change in accumulated gain (loss) hedging, net of income tax—$(3,692)							(6,684)	(6,684)

Comprehensive income for 2006								195,218

Capital contributions			181,464					181,464
Non-cash dividend					(54,090)			(54,090)
Decrease in note receivable from PLC ESOP				512				512

Balance December 31, 2006	$2	$5,000	$1,114,269	$(1,995)	$2,100,404	$41,772	$(5,954)	$3,253,498

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)
Cash flows from operating activities
Net income	$264,883	$235,656	$222,136
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment gains	(80,309)	(6,115)	(33,497)
Amortization of deferred policy acquisition costs and value of businesses acquired	232,122	197,652	200,130
Capitalization of deferred policy acquisition costs	(421,532)	(467,610)	(363,467)
Depreciation expense	12,680	14,605	17,259
Deferred income taxes	107,233	106,880	10,155
Accrued income taxes	(48,832)	(104,723)	(34,569)
Interest credited to universal life and investment products	891,627	726,301	649,216
Policy fees assessed on universal life and investment products	(507,391)	(421,447)	(349,057)
Change in reinsurance receivables	(509,943)	(288,145)	(396,942)
Change in accrued investment income and other receivables	(86,782)	(18,500)	(355)
Change in policy liabilities and other policyholders’ funds of traditional life and health products	593,362	489,104	460,978
Trading securities:
Maturities and principal reductions of investments	184,814	0	0
Sale of investments	2,460,031	0	0
Cost of investments acquired	(2,415,924)	0	0
Other net change in trading securities	(309,255)	0	0
Change in other liabilities	111,355	(225)	5,670
Other, net	2,080	(6,127)	(17,706)

Net cash provided by operating activities	480,219	463,433	387,657

Cash flows from investing activities
Investments available for sale:
Maturities and principal reductions of investments
Fixed maturities	1,176,065	1,777,082	1,900,432
Equity securities	100	377	147
Sale of investments
Fixed maturities	5,017,210	4,342,484	4,260,587
Equity securities	5,007	5,302	1,050
Cost of investments acquired
Fixed maturities	(5,777,805)	(7,508,400)	(7,079,515)
Equity securities	(3,868)	(57,435)	(11,682)
Mortgage loans
New borrowings	(1,055,998)	(745,797)	(719,510)
Repayments	452,697	448,515	443,363
Change in investment real estate, net	56,422	32,410	205
Change in policy loans, net	(69)	23,955	19,968
Change in other long-term investments, net	14,060	(13,008)	11,939
Change in short-term investments, net	31,055	95,064	(320,584)
Purchase of property and equipment	(7,500)	(10,016)	(16,758)
Payments for business acquisitions, net of cash acquired of $394,366	(539,218)	0	0

Net cash used in investing activities	(631,842)	(1,609,467)	(1,510,358)

Cash flows from financing activities
Principal payments on line of credit arrangement and debt	0	(2,202)	(32)
Payments on liabilities related to variable interest entities	(22,209)	(17,986)	0
Net proceeds from securities sold under repurchase agreements	16,949	0	0
Issuance of non-recourse funding obligations	300,000	125,000	0
Capital contributions	160,000	0	67,000
Investment product and universal life deposits	2,419,734	2,943,455	3,042,453
Investment product and universal life withdrawals	(2,640,427)	(2,025,876)	(1,969,617)
Other financing activities, net	(97,091)	71,400	0

Net cash provided by financing activities	136,956	1,093,791	1,139,804

Change in cash	(14,667)	(58,370)	(603)

Cash at beginning of year	52,086	110,456	111,059

Cash at end of year	$37,419	$52,086	$110,456

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in tables are in thousands)

1. BUSINESS

Nature of Operations

Protective Life Insurance Company (the “Company”), a stock life insurance company, was founded in 1907. The Company is a wholly-owned subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose common stock is traded on the New York Stock Exchange (symbol: PL). The Company provides financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies.

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Entities Included

The consolidated financial statements include the accounts of Protective Life Insurance Company and its wholly owned subsidiaries. The Company’s financial statements also include the accounts of certain variable interest entities in which the Company is considered the primary beneficiary. Intercompany balances and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries (the “Company”) are prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 16).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs (“DAC”), goodwill, value of businesses acquired (“VOBA”), investments, future policy benefits, pension and other postretirement benefits, provision for income taxes, reserves for contingent liabilities and reserves for losses in connection with unresolved legal matters.

Investments

Investments are reported on the following bases:

•

Fixed maturities consist of bonds and redeemable preferred stocks, and are carried at fair value on the Consolidated Balance Sheets. Fair values are determined using current market values when available. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

•	Equity securities (common and nonredeemable preferred stocks) are carried at fair value.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued}

•

Mortgage loans are carried at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount. Mortgage loans are also recorded net of an allowance for credit losses. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future.

•

Investment real estate is carried at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

•	Policy loans are carried at unpaid balances.

•	Other long-term investments are carried at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

•	Short-term investments are carried at amortized cost, which approximates current market value, except collateral from securities lending which is recorded at current market value.

Estimated market values were derived from the durations of the Company’s fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company’s fixed maturities and mortgage loans are to changes in interest rates, actual market results may differ from these estimates.

Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.2 million in bank deposits voluntarily restricted as to withdrawal.

The market values of fixed maturities change due to interest rate changes, credit related events, and other factors. As prescribed by U.S. GAAP, investments deemed as “available for sale” are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to DAC and VOBA, net of income tax, reported as a component of share-owners’ equity. Furthermore, investments deemed as trading securities by the Company are recorded at their market values with any resulting unrealized gains and losses reported in net investment income as they occur.

Investment securities are regularly reviewed for impairment. Unrealized losses that are deemed to be other than temporary are recognized in realized gains (losses). See Note 4 for further discussion of the Company’s policies regarding identification of other-than-temporary impairments. Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company’s cash management system, checks issued but not presented to banks for payment may create negative book cash balances. Such negative balances are included in other liabilities and totaled $10.4 million and $66.5 million as of December 31, 2006 and December 31, 2005, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

The costs that vary with and are primarily related to the production of new business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. Deferred policy acquisition costs (“DAC”) are subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Under SFAS 97, the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 2.7% to 12.6%) it expects to experience in future periods. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company’s universal life and investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

Value of Businesses Acquired

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called value of businesses acquired (“VOBA”), represents the actuarially estimated present value of future cash flows from the acquired policies. The Company amortizes VOBA in proportion to gross premiums for SFAS 60 products and in proportion to expected gross profits (“EGPs”) for SFAS 97 products, including accrued interest of up to approximately 11%.

Goodwill

Goodwill is not amortized but is tested for impairment at least annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. At October 31, 2006 and 2005, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

Property and Equipment

Property and equipment are reported at cost less accumulated depreciation. The Company primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. The Company’s Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following at December 31:

	2006	2005
Home office building	$54,002	$53,275
Data processing equipment	42,562	41,015
Other, principally furniture and equipment	48,409	46,781

	144,973	141,071
Accumulated depreciation	106,333	99,587

	$38,640	$41,484

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder’s equity in those assets. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements. Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying Consolidated Statements of Income.

Stable Value Product Account Balances

The Company markets guaranteed investment contracts (“GICs”) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Through its registered funding agreement-backed note program, the Company is able to offer secured notes to both institutional and retail investors. GICs are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value product account balances include GICs and funding agreements issued by the Company. At December 31, 2006 and 2005, the Company had $4.0 billion and $4.5 billion, respectively, of stable value product account balances marketed through structured programs. Most GICs and funding agreements written by the Company have maturities of three to ten years. At December 31, 2006, future maturities of stable value products, excluding interest, were $1.5 billion in 2007, $2.1 billion in 2008-2009, $1.0 billion in 2010-2011, and $0.9 billion after 2011.

Derivative Financial Instruments

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce its exposure to interest rate risk, inflation risk, currency exchange risk, and equity market risk. These strategies are developed through the asset/liability committee’s analysis of data from financial simulation models and other internal and industry sources and are then incorporated into the Company’s risk management program.

Derivative instruments that are currently used as part of the Company’s interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate options, and interest rate swaptions. The Company’s inflation risk management strategy involves the use of swaps that require the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index (“CPI”). The Company uses foreign currency swaps to manage its exposure to changes in the value of foreign currency denominated stable value contracts and related cash flows. The company also uses S&P 500® options to mitigate its exposure to the value of equity indexed annuity contracts.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company also maintains netting and collateral support arrangements with its counterparties to further minimize the credit risk associated with its derivative instruments. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and strategies.

Statement of Financial Accounting Standards No. 133 (“SFAS 133”) requires that all derivative instruments be recognized in the balance sheet at fair value. The Company records its derivative instruments on the balance sheet in “other long-term investments” and “other liabilities”. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge related to foreign currency exposure. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivatives is recognized as ineffectiveness in current earnings during the period of the change. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of change in fair values.

Effectiveness of the Company’s hedge relationships is assessed on a quarterly basis. The Company accounts for changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in “realized investment gains (losses)—derivative financial instruments”.

Cash-Flow Hedges. The Company has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain foreign-currency-based stable value contracts. Under the terms of the swap, the Company pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, the Company designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. Gains and losses on this swap are reclassified from other comprehensive income to current earnings as payments are made on the hedged stable value contract. In connection with the issuance of inflation adjusted funding agreements, the Company has entered into swaps to convert the floating CPI-linked interest rate on the contracts to a fixed rate. The Company pays a fixed rate on the swap and receives a floating rate equal to the CPI change paid on the funding agreements. During 2006, the Company entered into interest rate swaps to convert LIBOR and CMT (Constant Maturity Treasury) based floating rate interest payments on funding agreements to fixed rate interest payments.

Gains and losses on these swaps are reclassified from other comprehensive income to current earnings as interest payments are made on the funding agreements. For the years ended December 31, 2006, 2005 and 2004, the amount of hedge ineffectiveness reported in income was a $0.6 million gain, $0.2 million gain, and a $1.0 million gain, respectively. Additionally, as of December 31, 2006 and 2005, the Company reported an after-tax decrease to accumulated other comprehensive income of $6.7 million and $7.9 million, respectively, related to its cash flow hedges. During 2006, the Company expects to reclassify $4.0 million out of accumulated other comprehensive income and into earnings.

Other Derivatives. The Company also uses various other derivative instruments for risk management purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by the Company for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

The Company uses certain foreign currency swaps, which are not designated as cash flow hedges, to mitigate its exposure to changes in currency rates. For 2006, 2005, and 2004, the Company recorded a pre-tax gain of $3.4 million, a pre-tax loss of $33.3 million, and a pre-tax gain of $0.3 million on these swaps, respectively. In connection with these swaps, the Company also recognized a $3.4 million pre-tax loss, a $33.4 million pre-tax gain, and a $0.1 million pre-tax loss, respectively, during 2006, 2005, and 2004 as the change in value of the related foreign currency denominated stable value contracts. These net gains or losses primarily result from differences in the forward and spot exchange rates used to revalue the swaps and the stable value contracts.

The Company also uses short positions in interest rate futures to mitigate the interest rate risk associated with the Company’s mortgage loan commitments. During 2006, 2005, and 2004, the Company recognized a pre-tax gain of $26.7 million, a pre-tax loss of $10.3 million, and a pre-tax loss of $1.7 million, respectively, as a result of changes in value of these futures positions.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company uses other interest rate swaps, options, and swaptions to manage the interest rate risk in the Company’s mortgage-backed security portfolio. For 2006, 2005, and 2004, the Company recognized a pre-tax loss of $1.6 million, a pre-tax loss of $14.0 million, and a pre-tax loss of $0.5 million, respectively, for the change in fair value of these derivatives.

During 2005, the Company exited from asset swap arrangements that would, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2005, and 2004, the Company recognized a $0.6 million gain, and an immaterial loss, respectively, for the change in the asset swaps’ fair value and recognized a $0.3 million gain, and a $4.0 million gain, respectively, to separately record the embedded equity options at fair value.

The Company is involved in various modified coinsurance and funds withheld arrangements which, in accordance with DIG B36, contain embedded derivatives. The change in fair value of these derivatives resulted in the recognition of a $44.5 million pre-tax loss, $1.0 million pre-tax loss and a $0.3 million pre-tax loss in 2006, 2005 and 2004, respectively. The losses on these embedded derivatives were due to decreasing interest rates during the second-half of 2006. The investment portfolios that support the related modified coinsurance reserves and funds withheld had mark-to-market gains that substantially offset the losses on these embedded derivatives.

In 2005, the Company began marketing equity indexed annuities. Under SFAS 133, the equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® index, is considered an embedded derivative. The change in fair value of the embedded derivative resulted in a $5.7 million pre-tax loss and a $0.6 million pre-tax loss in 2006 and 2005, respectively. The Company utilizes S&P 500® options to mitigate the risk associated with equity indexed annuity contracts. The Company recognized a $2.9 million pre-tax gain and a $0.2 million pre-tax gain on its S&P 500® options in 2006 and 2005, respectively.

Policyholder Liabilities, Revenues and Benefits Expense

Traditional Life, Health, and Credit Insurance Products:

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company’s experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2006 range from approximately 5.0% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

	2006	2005	2004
Balance beginning of year	$134,104	$135,015	$121,832
Less reinsurance	61,655	66,788	55,395

Net balance beginning of year	72,449	68,227	66,437

Incurred related to:
Current year	395,873	258,138	256,754
Prior year	(9,685)	(2,247)	(30)

Total incurred	386,188	255,891	256,724

Paid related to:
Current year	304,177	208,832	210,943
Prior year	55,349	42,837	43,991

Total paid	359,526	251,669	254,934

Other changes:
Acquisitions and reserve transfers	8,992	0	0

Net balance end of year	108,103	72,449	68,227
Plus reinsurance	59,654	61,655	66,788

Balance end of year	$167,757	$134,104	$135,015

Universal Life and Investment Products:

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 3.0% to 12.6% and investment products ranged from 2.3% to 11.4% in 2006.

The Company’s accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

Property and Casualty Insurance Products:

Property and casualty insurance products include service contract business, surety bonds, residual value insurance, guaranteed asset protection (“GAP”), credit-related coverages, and inventory protection products. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported (“IBNR”) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses.

New Accounting Pronouncements

Statement of Position 05-1. In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards (“SFAS”) No. 97 (“SFAS 97”), “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.” SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Due to the nature of the interpretative issues recently released by the American Institute of Certified Public Accountants, the Company continues to evaluate the impact SOP 05-1 will have on its consolidated results of operations and financial position, but does not currently believe that its adoption effective January 1, 2007, will have a material impact on its financial position or results of operations.

SFAS No. 155—Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140. In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”) and resolves issues addressed in SFAS 133 DIG Issue D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” SFAS 155 partially eliminates the exemption from applying the bifurcation requirements of SFAS 133 to interests in securitized financial assets, in an effort to ensure that similar instruments are accounted for consistently regardless of the form of the instrument. The Company continues to evaluate the impact of SFAS 155, which is effective for all financial instruments acquired or issued after January 1, 2007, but does not currently believe that its adoption will have a material impact on its financial position or results of operations.

SFAS No. 156—Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement 140” (“SFAS 156”). SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

separately recognized servicing assets and servicing liabilities. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. Additionally, SFAS 156 permits the choice of the amortization method or the fair value measurement method, with changes in fair value recorded in income, for the subsequent measurement for each class of separately recognized servicing assets and servicing liabilities. The statement is effective for fiscal years beginning after September 15, 2006, and therefore will be adopted by the Company effective January 1, 2007. The Company continues to evaluate SFAS 156, but does not believe that its adoption will have a material impact on its financial position or results of operations.

FASB Interpretation No. 48. In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109,” (“FIN 48”). FIN 48 is effective for fiscal years beginning after December 15, 2006, and therefore will be adopted by the Company effective January 1, 2007. This interpretation requires, in order for the Company to recognize a benefit in its financial statements from a given tax return position, that there must be a greater than 50 percent chance of success with the relevant taxing authority with regard to that tax return position. In making this analysis, the Company must assume that the taxing authority is fully informed of all of the facts regarding this issue. FIN 48 also provides guidance on how the benefit, if any, that will be recognized in the financial statements should be measured. Furthermore, new disclosures regarding the effect of the accounting for uncertain tax positions on the financial statements will be required. Any adjustment to the Company’s December 31, 2006 Consolidated Balance Sheet due to the adoption of FIN 48 will be recognized as an adjustment to the Company’s January 1, 2007 retained earnings. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its Consolidated Balance Sheet at December 31, 2006, and on its Consolidated Statements of Income in future periods.

SFAS No. 157—Fair Value Measurements. In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective prospectively with a limited form of retrospective application for fiscal years beginning after November 15, 2007, with early adoption encouraged. The Company is currently evaluating the impact that SFAS 157 will have on its consolidated results of operations and financial position.

SFAS No. 158—Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). In September 2006, the FASB issued SFAS No. 158 (“SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”), SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), and SFAS No. 132 (revised), “Employers’ Disclosures About Pensions and Other Postretirement Benefits” (“SFAS 132 (R))”. SFAS 158 requires that the funded status of defined benefit postretirement plans be fully recognized on the statement of financial position, and requires the recognition of changes in the funded status of such plans in the year in which the changes occur through comprehensive income. Additionally, SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS 158 is effective for fiscal years ending after December 15, 2006 and therefore has been adopted by PLC as of December 31, 2006. This standard was adopted by PLC prospectively, and as a result, prior periods were not restated. The adoption of this standard resulted in a net fund asset of $5.8 million related to PLC’s defined benefit pension plan and a net fund liability of $25.2 million related to its unfunded excess benefits plan as of December 31, 2006.

Staff Accounting Bulletin No. 108. In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides guidance on quantifying financial statement misstatements. SAB 108 requires financial statement misstatements to be quantified in relation to both its impact on the current year income statement (the “rollover” approach) and the current year balance

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

sheet (the “iron curtain” approach). If a misstatement is material under either approach (the “dual approach”) the financial statements must be adjusted for the misstatement.

SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits all entities to choose to measure eligible items at fair value at specified election dates. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted, but only if the Company elects to apply the provisions of SFAS 157. The Company is currently evaluating the impact that SFAS 159 will have on its consolidated results of operations and financial position.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or share-owners’ equity. Included in these reclassifications is a change in the Consolidated Statements of Cash Flows to remove the effects of policy fees assessed on universal life and investment products from financing activities. While this had no effect on total cash flow, for the years ended December 31, 2005 and 2004, net cash provided by operating activities was decreased and net cash provided by financing activities was increased by $421.4 million and $349.1 million, respectively.

3. RECENT ACQUISITIONS

Chase Insurance Group Acquisition

On July 3, 2006, the Company completed the acquisition contemplated by the Stock Purchase Agreement. Pursuant to that agreement with JPMorgan Chase & Co. (“JPMC”) and two of its wholly-owned subsidiaries (collectively, the “Sellers”), Protective Life and its subsidiary West Coast Life Insurance Company purchased from the Sellers the Chase Insurance Group, which consisted of five insurance companies that manufacture and administer traditional life insurance and annuity products and four related non-insurance companies (which collectively are referred to as the “Chase Insurance Group”) for a net purchase price of $873.5 million. The Chase Insurance Group is headquartered in Elgin, Illinois, and offers primarily level premium term and other traditional life products, as well as fixed and variable annuity products. The Chase Insurance Group’s results of operations are included in the Company’s consolidated results of operations beginning July 3, 2006.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

3. RECENT ACQUISITIONS (continued)

This transaction was accounted for under the purchase method of accounting prescribed by SFAS No. 141, “Business Combinations” (“SFAS 141”). SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The allocation of the $873.5 million aggregate purchase price to the specific identifiable tangible and intangible assets and liabilities is as follows:

Fair Value as of July 3, 2006
ASSETS
Investments	$6,784,023
Policy loans	380,608
Cash	392,493
Accrued investment income	88,069
Accounts and premiums receivable, net	14,342
Reinsurance receivable	1,093,633
Value of business acquired	739,856
Goodwill	32,007
Other assets	25,214
Intangible assets	3,200
Deferred tax asset	13,290
Assets related to separate accounts	110,073

Total assets	9,676,808
LIABILITIES
Policy liabilities and accruals	2,704,790
Annuity account balances	5,528,849
Other policyholders’ funds	273,805
Other liabilities	161,309
Accrued income taxes	24,445
Liabilities related to separate accounts	110,073

Total liabilities	8,803,271
NET ASSETS ACQUIRED	$873,537

Immediately after the closing of the acquisition, the Company entered into agreements with Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) (“CALIC”) and Wilton Reassurance Company and Wilton Reinsurance Bermuda Limited (collectively, the “Wilton Re Group”), whereby CALIC reinsured 100% of the variable annuity business of the Chase Insurance Group and the Wilton Re Group reinsured approximately 42% of the other insurance business of the Chase Insurance Group. The aggregate ceding commissions received by the Company from these transactions was $330.5 million. The $32.0 million of goodwill was assigned to the Acquisitions Segment, and of this amount, approximately $63.9 million is expected to be deductible for tax purposes.

Certain of the reinsurance agreements with CALIC and the Wilton Re Group are in the form of modified coinsurance (“Modco”) agreements. Company investments supporting these agreements, consisting of primarily fixed income securities in designated portfolios, are designated as “trading securities” under U.S. GAAP. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are included in net income as realized investment gains (losses) as they occur. These amounts are substantially offset by changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

3. RECENT ACQUISITIONS (continued)

Western General Acquisition

On July 14, 2006, the Company completed the acquisition of the vehicle extended service contract business of Western General effective as of July 1, 2006. Western General, headquartered in Calabasas, California, is a provider of vehicle service contracts nationally, focusing primarily on the west coast market. In addition, Western General currently provides extended service contract administration for several automobile manufacturers and provides used car service contracts for a publicly-traded national dealership group.

This transaction was accounted for under the purchase method of accounting prescribed by SFAS 141. Western General’s results of operations are included in the Company’s consolidated results of operations beginning July 1, 2006. The purchase price for Western General was $33.0 million, and is subject to contingent consideration based on future performance.

The fair value of Western General’s net assets acquired was $14.2 million. Goodwill of $18.8 million resulted from the excess of purchase price over the fair value of Western General’s net assets. This goodwill was allocated to the Company’s Asset Protection segment. The Company paid a premium over the fair value of Western General’s net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the acquisition including, but not limited to, the following:

•	Expanded distribution network

•	Increased geographic presence

•	Broader product portfolio in core product lines

•	Additional administration capabilities

•	Greater size and scale with improved earnings diversification

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The following table summarizes the fair values of the net assets acquired as of the acquisition date:

Fair Value (as of July 1, 2006)
ASSETS
Investments	$18,571
Cash	1,873
Accrued investment income	114
Accounts and premiums receivable, net	16,924
Value of business acquired and other intangible assets	12,650
Goodwill	18,813
Property and equipment	450
Other assets	9,990
Income tax receivable	41
Deferred income taxes	2,735

Total assets	82,161

LIABILITIES
Policy liabilities and accruals	39,596
Other liabilities	9,607

Total liabilities	49,203

NET ASSETS ACQUIRED	$32,958

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

3. RECENT ACQUISITIONS (continued)

The $18.8 million of goodwill was assigned to the Asset Protection Segment, and of this amount, approximately $10.4 million is expected to be deductible for tax purposes.

Pro forma Condensed Consolidated Results of Operations

The following (unaudited) pro forma condensed consolidated results of operations assume that the acquisitions of both the Chase Insurance Group and Western General were completed as of January 1, 2006 and 2005:

	Years Ended December 31
	2006	2005
Revenue	$2,726,155	$2,444,131
Net Income	$288,998	$279,087

The pro forma information above is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

4. INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:

	2006	2005	2004
Fixed maturities	$1,071,256	$887,745	$806,748
Equity securities	5,585	4,009	2,019
Mortgage loans	268,380	257,914	232,577
Investment real estate	384	2,361	2,043
Policy loans	44,940	34,741	36,744
Other	59,253	23,114	15,648

	1,449,798	1,209,884	1,095,779
Investment expenses	97,366	81,964	66,573

	$1,352,432	$1,127,920	$1,029,206

Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2006	2005	2004
Fixed maturities	$38,278	$36,764	$29,015
Equity securities	289	(636)	2,524
Mark to market-Modco trading portfolios	44,552	0	0
Mortgage loans and other investments	18,745	1,806	(768)

	$101,864	$37,934	$30,771

In 2006, gross gains on investments available for sale (fixed maturities, equity securities, and short-term investments) were $79.5 million, and gross losses were $40.9 million. In 2005, gross gains were $76.4 million, and gross losses were $40.3 million. In 2004, gross gains on investments available for sale were $54.8 million, and gross losses were $23.3 million.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

4. INVESTMENT OPERATIONS (continued)

The amortized cost and estimated market value of the Company’s investments classified as available for sale at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2006
Fixed maturities:
Bonds:
Mortgage-backed securities	$6,548,009	$37,734	$(63,547)	$6,522,196
United States Government and authorities	966,904	4,185	(4,959)	966,130
States, municipalities, and political subdivisions	76,135	1,842	(179)	77,798
Public utilities	1,575,015	44,526	(29,119)	1,590,422
Convertibles and bonds with warrants	231	11	(41)	201
All other corporate bonds	8,091,907	235,235	(97,109)	8,230,032
Redeemable preferred stocks	50	0	0	50

	17,258,251	323,533	(194,954)	17,386,829
Equity securities	73,237	7,171	(300)	80,108
Short-term investments	1,063,731	0	0	1,063,731

	$18,395,219	$330,704	$(195,254)	$18,530,668

2005
Fixed maturities:
Bonds:
Mortgage-backed securities	$5,903,486	$36,373	$(90,660)	$5,849,199
United States Government and authorities	686,792	5,773	(1,267)	691,298
States, municipalities, and political subdivisions	47,887	2,314	(38)	50,163
Public utilities	1,618,025	88,303	(11,721)	1,694,607
Convertibles and bonds with warrants	230	0	(63)	167
All other corporate bonds	6,476,516	339,680	(66,913)	6,749,283
Redeemable preferred stocks	2,647	0	(139)	2,508

	14,735,583	472,443	(170,801)	15,037,225
Equity securities	79,322	6,349	(331)	85,340
Short-term investments	755,805	0	0	755,805

	$15,570,710	$478,792	$(171,132)	$15,878,370

At December 31, 2006 and 2005, the Company had an additional $3.5 billion and $0.0 million, respectively, of fixed maturities and $302.7 million and $0.0 million, respectively, of short-term investments classified as trading securities.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

4. INVESTMENT OPERATIONS (continued)

The amortized cost and estimated market value of available for sale fixed maturities at December 31, 2006, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

	Estimated Amortized Cost	Estimated Market Value
Due in one year or less	$355,816	$356,826
Due after one year through five years	4,564,950	4,612,660
Due after five years through ten years	4,964,943	4,954,396
Due after ten years	7,372,542	7,462,947

	$17,258,251	$17,386,829

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer’s industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance and continued viability of the issuer are significant measures considered. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2006, 2005, and 2004, respectively, the Company recorded other-than-temporary impairments in its investments of $5.7 million, $11.8 million, and $15.8 million, respectively.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006.

	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Mortgage-backed securities	$1,130,211	$(4,065)	$3,001,516	$(59,484)	$4,131,727	$(63,549)
US Govt & Agencies	873,248	(3,923)	41,705	(1,036)	914,953	(4,959)
States, municipalities, etc.	1,617	(7)	1,087	(8)	2,704	(15)
Public utilities	347,289	(9,553)	349,402	(19,567)	696,691	(29,120)
Convertible bonds	0	0	47	(41)	47	(41)
Other corporate bonds	1,510,840	(34,479)	1,360,403	(62,790)	2,871,243	(97,269)
Equities	147	(59)	3,360	(242)	3,507	(301)

	$3,863,352	$(52,086)	$4,757,520	$(143,168)	$8,620,872	$(195,254)

For mortgage-backed securities in an unrealized loss position for greater than 12 months, $3.7 million of the $59.5 million unrealized loss relates to securities issued in Company-sponsored commercial loan securitizations. The remaining losses are primarily the result of a rising interest rate environment during the past year. The Company does not consider these unrealized loss positions to be other than temporary, because the underlying mortgage loans continue to perform consistently with the Company’s original expectations.

The public utilities category has gross unrealized losses greater than 12 months of $19.6 million, while the other corporate bonds category has gross unrealized losses greater than 12 months of $62.8 million at December 31, 2006. These losses related primarily to the increase in interest rates over the past year. The

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

4. INVESTMENT OPERATIONS (continued)

aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered included credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information including the Company’s ability and intent to hold these securities to recovery.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005.

	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Mortgage-backed securities	$4,576,492	$(71,530)	$88,264	$(19,196)	$4,664,756	$(90,726)
US government	109,188	(439)	23,587	(828)	132,775	(1,267)
States, municipalities, etc.	3,168	(38)	0	0	3,168	(38)
Public utilities	362,202	(7,131)	75,972	(4,685)	438,174	(11,816)
Convertible bonds	0	0	167	(63)	167	(63)
Other corporate bonds	1,537,310	(46,646)	323,241	(20,475)	1,860,551	(67,121)
Equities	3,667	(232)	880	(235)	4,547	(467)

	$6,592,027	$(126,016)	$512,111	$(45,482)	$7,104,138	$(171,498)

At December 31, 2006 and 2005, the Company had bonds which were rated less than investment grade of $318.9 million and $1,083.6 million, respectively, having an amortized cost of $325.1 million and $933.0 million, respectively. Not included in these less than investment grade bonds at December 31, 2006 and 2005, are $21.2 million and $0.0 million, respectively, of trading securities. At December 31, 2006, approximately $22.7 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $2.1 billion of bonds are not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available for sale, for the years ended December 31 is summarized as follows:

	2006	2005	2004
Fixed maturities	$(112,231)	$(257,117)	$54,931
Equity securities	554	2,032	1,001

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. The Company requires collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities’ market value is monitored, on a daily basis, with additional collateral obtained as necessary. At December 31, 2006, securities with a market value of $444.5 million were loaned under these agreements. As collateral for the loaned securities, the Company receives short-term investments, which are recorded in “short-term investments” with a corresponding liability recorded in “other liabilities” to account for the Company’s obligation to return the collateral.

At December 31, 2006, all of the Company’s mortgage loans were commercial loans of which 68% were retail, 12% were office buildings, 10% were apartments, 7% were warehouses, and 3% were other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant’s leased space represents more than 2.4% of mortgage loans. Approximately 71% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Alabama, Georgia, Florida, South Carolina, North Carolina, Utah, California, Indiana, Ohio, and Pennsylvania. At December 31, 2006, the average mortgage loan was $2.5 million, and the weighted average interest rate was 6.6%. The largest single mortgage loan was $26.5 million.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

4. INVESTMENT OPERATIONS (continued)

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $166.8 million would become due in 2007, $470.6 million in 2008 through 2011, $857.1 million in 2012 through 2016, and $269.2 million thereafter.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2006 and 2005, approximately $493.0 million and $434.9 million, respectively, of the Company’s mortgage loans have this participation feature.

At December 31, 2006 and 2005, the Company’s problem mortgage loans (over sixty days past due) and foreclosed properties totaled $15.8 million and $22.3 million, respectively. Since the Company’s mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. At December 31, 2006 and 2005, the Company had an allowance for mortgage loan credit losses of $0.5 million and $6.8 million, respectively. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future.

Certain investments, consisting of fixed maturities, equities, and investment real estate, with a carrying value of $66.3 million were non-income producing for the twelve months ended December 31, 2006.

At December 31, 2006 and 2005, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $173.4 million and $225.6 million, respectively.

Policy loan interest rates generally range from 3.0% to 12.0%.

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESSES ACQUIRED

Deferred policy acquisition costs

The balances of and changes in DAC as of and for the years ended December 31, are as follows:

	2006	2005
Balance, beginning of period	$1,767,241	$1,356,916
Capitalization of commissions, sales and issue expenses	421,818	721,823
Amortization	(173,696)	(165,920)
Change in unrealized investment gains and losses	90,538	(145,163)

Balance, end of period	$2,105,901	$1,767,656

Value of businesses acquired

The balances of and changes in VOBA as of and for the years ended December 31, are as follows:

	2006	2005
Balance, beginning of period	$436,455	$468,188
Acquisitions	751,992	0
Amortization	(58,426)	(31,733)
Change in unrealized investment gains and losses	(16,052)	0
Other	127	0

Balance, end of period	$1,114,096	$436,455

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESSES ACQUIRED (continued)

The expected amortization of VOBA for the next five years is as follows:

Year	Expected Amortization
2007	$97,921
2008	90,035
2009	83,344
2010	77,593
2011	74,414

6. GOODWILL

The changes in the carrying amount of goodwill by segment are as follows:

	Acquisitions	Asset Protection	Total Consolidated
Balance as of December 31, 2004	$0	$35,978	$35,978
Contingent payment related to prior acquisition	0	2,804	2,804

Balance as of December 31, 2005	0	38,782	38,782
Goodwill acquired in current period acquisitions	32,007	18,813	50,820
Contingent payment related to prior acquisition	0	236	236
Sale of subsidiary to parent	0	(14,308)	(14,308)

Balance as of December 31, 2006	$32,007	$43,523	$75,530

The $32.0 million increase in 2006 in goodwill in the Acquisitions segment is related to the Chase Insurance Group acquisition discussed in Note 3. The $18.8 million increase in 2006 in goodwill in the Asset Protection segment is related to the Western General acquisition discussed in Note 3. Goodwill also increased by $0.2 million and $2.8 million in the Asset Protection segment in 2006 and 2005, respectively, due to a contingent payment related to the purchase of a small subsidiary in a prior year. Additionally, during 2006, First Protection Company sold all of the outstanding stock of First Protection Corporation to PLC (see Note 14) which decreased goodwill in the Asset Protection Segment by $14.3 million.

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

In July 2003, AcSEC issued Statement of Position 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). SOP 03-1 provides guidance related to the establishment of reserves for benefit guarantees provided under certain long-duration contracts, as well as the accounting for mortality benefits provided in certain universal life products. In addition, it addresses the capitalization and amortization of sales inducements to contract holders. The SOP was effective January 1, 2004, and was adopted through an adjustment for the cumulative effect of change in accounting principle amounting to $15.8 million (net of $8.5 million income tax).

The Company issues variable universal life and variable annuity products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for its variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve (a) return of the highest anniversary date account value, or (b) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest. The guaranteed minimum death benefit (“GMDB”) reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

performance of 8.5%, mortality at 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table, lapse rates ranging from 2%-20% (depending on product type and duration), and an average discount rate of 6.5%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The variable annuity separate account balances subject to GMDB were $2.8 billion at December 31, 2006. The total guaranteed amount payable based on variable annuity account balances at December 31, 2006, was $120.7 million (including $93.9 million in the Annuities segment and $26.8 million in the Acquisitions segment), with a GMDB reserve of $2.2 million (including $1.8 million in the Annuities segment and $0.4 million in the Acquisitions segment). These amounts exclude the variable annuity business of the Chase Insurance Group which has been 100% reinsured to Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) (“CALIC”), under a modified coinsurance (“Modco”) agreement. The guaranteed amount payable and GMDB reserve associated with these annuities are $69.3 million and $3.1 million, respectively, and are included in the Acquisitions segment. The average attained age of contract holders at December 31, 2006 was 66.

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) for the years ended December 31 was as follows:

	2006	2005	2004
Beginning balance	$2,437	$5,020	$5,895
Incurred guarantee benefits	1,630	184	3,179
Paid guarantee benefits	1,916	2,767	4,054

Ending balance	$2,151	$2,437	$5,020

Account balances of variable annuities with guarantees invested in variable annuity separate accounts as of December 31 were as follows:

	2006	2005
Equity mutual funds	$2,508,422	$2,151,288
Fixed income mutual funds	241,707	225,836

Total	$2,750,129	$2,377,124

Certain of the Company’s fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit (“RIC”). In addition, certain variable annuity contracts provide a sales inducement in the form of a bonus interest credit. In accordance with SOP 03-1, the Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company’s deferred sales inducement asset for the years ended December 31 was as follows:

	2006	2005	2004
Deferred asset, beginning of period	$39,311	$28,618	$27,713
Amounts deferred	30,124	17,182	12,597
Amortization	(10,395)	(6,489)	(11,692)

Deferred asset, end of period	$59,040	$39,311	$28,618

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

8. REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance, the Company reinsures a proportionate part of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies.

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. At December 31, 2006, the Company had reinsured approximately 79.6% of the face value of its life insurance in force. The Company had reinsured approximately 33.9% of the face value of its life insurance in force with the following three reinsurers:

•	Swiss Re Life & Health America Inc.

•	Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

•	Security Life of Denver Insurance Co. (currently administered by Scottish Re)

These reinsurers had a minimum Standard & Poor’s rating of AA- and a minimum A. M. Best rating of A+ as of December 31, 2006. The Company has not experienced any credit losses for the years ended December 31, 2006, 2005, or 2004 related to these reinsurers. The Company sets a limit on the amount of insurance retained on the life of any one person. In 2005, the Company increased its retention for certain newly issued traditional life products from $500,000 to $1,000,000 on any one life. The Company’s maximum retention for newly issued universal life products is $1,000,000.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force as of December 31:

	2006	2005	2004
Direct life insurance in-force	$700,268	$443,923	$379,589
Amounts assumed from other companies	24,226	23,211	29,448
Amounts ceded to other companies	(576,791)	(393,605)	(354,016)

Net life insurance in-force	$147,703	$73,529	$55,021

Percentage of amount assumed to net	16%	32%	54%

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

8. REINSURANCE (continued)

The following table reflects the effect of reinsurance on life insurance premiums written and earned for the years ended December 31:

	2006	2005	2004
Direct premiums	$1,739	$1,370	$1,219
Reinsurance assumed	192	222	220
Reinsurance ceded	(1,211)	(1,065)	(960)

Net premiums	$720	$527	$479

Percentage of amount assumed to net	27%	42%	46%

The Company has also reinsured accident and health risks representing $41.4 million, $43.9 million, and $60.6 million of premium income, while it has assumed accident and health risks representing $4.4 million, $4.1 million, and $25.5 million of premium income for 2006, 2005, and 2004, respectively. In addition, the Company reinsured property and casualty risks representing $191.3 million, $118.3 million, and $122.4 million of premium income, while it assumed property and casualty risks representing $100.8 million, $13.4 million, and $27.6 million of premium income for 2006, 2005, and 2004, respectively.

In 2006 and 2005, policy and claim reserves relating to insurance ceded of $4.5 billion and $3.0 billion, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2006 and 2005, the Company had paid $51.7 million and $57.7 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2006 and 2005, the Company had receivables of $65.7 million and $66.6 million, respectively, related to insurance assumed.

During 2006, the Company recorded $27.1 million of bad debt charges related to its Lender’s Indemnity product line. The bad debt charges recorded by the Company followed the bankruptcy filing related to CENTRIX Financial LLC (“CENTRIX”), the originator and servicer of the business, and is the result of the Company’s assessment, based in part on facts discovered by an audit after the bankruptcy filing, of the inability of CENTRIX and an affiliated reinsurer to meet their obligations under the program. The product guarantees to the lender, primarily credit unions, the difference between a value calculated based on the estimated or actual market value of a vehicle and the outstanding balance of a loan in the event the vehicle is repossessed or sold because the loan is in default. The Company ceased offering the Lender’s Indemnity product in 2003. In the short term, CENTRIX is expected to continue to operate as debtor in possession and service the outstanding loans. The Company has increased reserves for the remaining business based on the expectation that the frequency and severity of losses will be greater than previously assumed. These assumptions will be analyzed and updated as the business continues to run off, which will essentially be complete by 2008.

9. DEBT AND OTHER OBLIGATIONS

Liabilities Related to Variable Interest Entities

In accordance with FIN 46, the Company consolidates a real estate investment company. The $20.4 million and $42.6 million of notes payable reported on the balance sheet as “liabilities related to variable interest entities” at December 31, 2006 and 2005, respectively, represent notes payable owed by this entity consolidated under FIN 46, and are not the legal obligations of the Company. These obligations will be repaid with cash flows generated by the separate entity’s operations.

Non-Recourse Funding Obligations

Golden Gate Captive Insurance Company (“Golden Gate”), a special purpose financial captive insurance company wholly owned by the Company, has $425 million of non-recourse funding obligations outstanding at

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

9. DEBT AND OTHER OBLIGATIONS (continued)

December 31, 2006, which bear a floating rate of interest (6.6% at December 31, 2006) and mature in 2037. These non-recourse funding obligations were issued under a surplus notes facility established with certain purchasers through which Golden Gate may issue up to an aggregate of $600 million of non-recourse funding obligations through June 2007. The non-recourse funding obligations are direct financial obligations of Golden Gate and are not guaranteed by the Company or PLC. The non-recourse obligations are represented by surplus notes that were issued to fund statutory reserves required by the Valuation of Life Insurance Policies Regulation (“Regulation XXX”). Any payment of principal of, including by redemption, or interest on the notes may only be made with the prior approval of the Director of Insurance of the State of South Carolina in accordance with the terms of its licensing order and in accordance with applicable law. Under the terms of the notes, the holders of the notes cannot require repayment from PLC, the Company, or any of PLC’s other subsidiaries, other than Golden Gate, the direct issuer of the notes, although PLC has agreed to indemnify Golden Gate for certain costs and obligations (which obligations do not include payment of principle and interest on the notes). In addition, PLC has entered into certain support agreements with Golden Gate obligating PLC to make capital contributions to Golden Gate or provide support related to certain of Golden Gate’s expenses and in certain circumstances, to collateralize certain of PLC’s obligations to Golden Gate.

Other Obligations

The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another’s behalf. Receivables and payables among affiliates are generally settled monthly.

Interest Expense

Interest expense on debt and other obligations totaled $20.3 million, $10.6 million, and $5.5 million in 2006, 2005, and 2004, respectively.

10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases administrative and marketing office space in approximately 22 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $7.7 million. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
2007	$7,668
2008	7,084
2009	6,358
2010	5,637
2011	4,412
Thereafter	10,032

Additionally, the Company leases a building contiguous to its home office. The original lease was due to expire in February 2007, and in January 2007, this lease was renegotiated and the maturity date extended to January 2014. Lease payments are expected to approximate $4.4 million in 2007. At the end of the lease term, the Company may purchase the building for approximately $75 million.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

10. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation and in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

11. SHARE-OWNER’S EQUITY AND STOCK-BASED COMPENSATION

PLC owns all of the 2,000 shares of preferred stock issued by the Company’s subsidiary, Protective Life and Annuity Insurance Company (“PL&A”). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A’s statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2006, 2005, and 2004, PL&A paid no dividends to PLC on its preferred stock.

PLC has an Employee Stock Ownership Plan (“ESOP”). On December 1, 1990, the Company transferred to the ESOP 520,000 shares of PLC’s common stock held by it in exchange for a note. The outstanding balance of the note, $1.4 million at December 31, 2006, is accounted for as a reduction to share-owner’s equity. The stock is used to match employee contributions to PLC’s 401(k) and Stock Ownership Plan (“401(k) Plan”) and to provide other employee benefits. The ESOP shares are dividend paying, and dividends are used to pay the ESOP’s note to the Company.

Since 1973, PLC has had stock-based incentive plans to motivate management to focus on PLC’s long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 2003, up to 6,500,000 PLC shares may be issued in payment of awards. Certain Company employees participate in PLC’s stock-based incentive plans and receive stock appreciation rights (“SARs”) from PLC.

The criteria for payment of performance awards is based primarily upon a comparison of PLC’s average return on average equity (for 2005 and 2006 awards) or average return on average equity and total rate of return over a four-year period for previous awards (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, upon a change in control of PLC) to that of a comparison group of publicly held life and multi-line insurance companies. If PLC’s results are below the median of the comparison group (40th percentile for 2005 and 2006 awards), no portion of the award is earned. If PLC’s results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC Common Stock.

Performance shares and performance-based stock appreciation rights (“P-SARs”) awarded in 2006, 2005, 2004, 2003, and 2002, and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	Estimated Fair Value
2006	136,030	$6,500
2005	120,540	4,600
2004	125,670	4,600
2003	148,730	3,900
2002	192,360	5,700

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

11. SHARE-OWNER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

Performance shares are equivalent in value to one share of PLC Common Stock times the award earned percentage payout. In the past, the Company has also issued performance-based stock appreciation rights (“P- SARs”). P-SARs convert to the equivalent of one SAR if earned times the award percentage payout. The P-SARs, once converted to SARs, expire 10 years after the grant date. At December 31, 2006, the total outstanding performance shares related to these performance-based plans measured at maximum payouts were 716,910 shares.

Between 1996 and 2006, SARs were granted (in addition to the P-SARs discussed above) to certain officers of PLC to provide long-term incentive compensation based solely on the performance of PLC’s Common Stock. The SARs are exercisable either in four equal annual installments beginning one year after the date of grant or after five years depending on the terms of the grant (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2004, 2005, and 2006 is as follows:

	Weighted Average Base Price	No. of SARs
Balance at December 31, 2003	$23.91	1,617,161
P-SARs converted	22.31	401,818
SARs exercised	18.68	(451,036)

Balance at December 31, 2004	25.01	1,567,943

SARs granted	41.05	119,400
SARs exercised	21.19	(220,133)

Balance at December 31, 2005	26.89	1,467,210

SARs granted	47.36	81,970
SARs exercised/forfeited	23.99	(393,234)

Balance at December 31, 2006	29.33	1,155,946

The outstanding SARs at December 31, 2006, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$22.31	498,276	4	498,276
31.29	2,500	5	2,500
32.00	405,000	6	0
26.49	65,000	7	0
41.05	111,700	9	18,350
48.60	38,400	10	9,600
45.70	35,070	10	0

The SARs issued in 2005 and 2006 had estimated fair values at grant date of $1.7 million and $1.0 million, respectively. These fair values were estimated using a Black-Scholes option pricing model. The assumptions used in this pricing model varied depending on the vesting period of awards. Assumptions used in the model for the 2005 SARs were as follows: expected volatility ranged from 24.1% to 31.9%, a risk-free interest rate ranging from 4.1% to 4.3%, a dividend rate of 2%, and the expected exercise date ranged from 2010 to 2014. Assumptions used in the model for the 2006 SARs were as follows: expected volatility ranged from 15.5% to 32.5%, the risk-free interest rate ranged from 4.6% to 5.0%, a dividend rate of 1.7%, a zero forfeiture rate, and the expected exercise date ranged from 2011 to 2014. The Company will pay an amount in stock equal to the difference between the specified base price of the Company’s Common Stock and the market value at the exercise date for each SAR.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

11. SHARE-OWNER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

Additionally during 2006, PLC issued 6,500 restricted stock units at a fair value of $45.70 per unit. These awards, with a total fair value of $0.3 million, vest over a three year period.

PLC recognizes all stock based compensation expense over the related service period of the award, or earlier for retirement eligible employees. The expense recorded by PLC for its stock-based compensation plans was $0.5 million, $6.1 million, and $4.8 million in 2006, 2005, and 2004, respectively. PLC’s obligations of its stock-based compensation plans that are expected to be settled in shares of PLC’s Common Stock are reported as a component of PLC’s share-owners’ equity, net of deferred taxes.

At December 31, 2006, approximately $2.1 billion of consolidated share-owner’s equity, excluding net unrealized gains on investments, represented net assets of the Company and its subsidiaries that cannot be transferred to PLC in the form of dividends, loans, or advances. In addition, the Company and its subsidiaries are subject to various state statutory and regulatory restrictions on their ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by the Company in 2007 is estimated to be $446.7 million.

12. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan and Unfunded Excess Benefits Plan

PLC sponsors a defined benefit pension plan covering substantially all of its employees, including the Company’s employees. The plan is not separable by affiliates participating in the plan. Benefits are based on years of service and the employee’s highest thirty-six consecutive months of compensation. PLC’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. As a result of this plan’s funded status at December 31, 2006, PLC expects that no funding will be required in 2007. PLC has not yet determined what amount, if any, it will fund in 2007.

PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. PLC estimates that it will contribute $1.2 million to this plan in 2007.

As discussed in Note 2, in September 2006, the FASB issued SFAS 158, which requires that the funded status of defined benefit postretirement plans be fully recognized on the statement of financial position, and requires the recognition of changes in the funded status of such plans in the year in which the changes occur through comprehensive income. SFAS 158 was adopted prospectively by PLC as of December 31, 2006, and as a result, prior periods were not restated. The adoption of this standard resulted in a net fund asset of $5.8 million related to PLC’s defined benefit pension plan and a net fund liability of $25.2 million related to its unfunded excess benefits plan as of December 31, 2006.

PLC uses a December 31 measurement date for all its plans. The following table presents the benefit obligation, fair value of plan assets, and the funded status of the PLC’s defined benefit pension plan and unfunded excess benefits plan at December 31. This table also includes the amounts not yet recognized as components of net periodic pension costs as of December 31.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

12. EMPLOYEE BENEFIT PLANS (continued)

	Defined Benefit Pension Plan		Unfunded Excess Benefits Plan
	2006	2005	2006	2005
Change in projected benefit obligation:
Benefit obligation at beginning of year	$111,295	$97,399	$23,810	$21,566
Service cost	7,774	5,950	771	630
Interest cost	6,731	5,922	1,424	1,275
Actuarial (gain) or loss	(4,059)	4,041	489	1,616
Benefits paid	(2,327)	(2,017)	(1,274)	(1,277)

Benefit obligation at end of year	$119,414	$111,295	$25,220	$23,810

Change in plan assets:
Fair value of plan assets at beginning of year	$113,721	$99,890	$0	$0
Actual return on plan assets	13,784	5,993	0	0
Employer contributions	0	9,855	1,274	1,277
Benefits paid	(2,327)	(2,017)	(1,274)	(1,277)

Fair value of plan assets at end of year	$125,178	$113,721	$0	$0

Reconciliation of Funded Status—Before SFAS 158:
Funded status	$5,764	$2,426	$(25,220)	$(23,810)
Unrecognized net actuarial loss	28,640	39,828	6,424	6,479
Unrecognized prior service cost	1,048	1,244	0	0

Prepaid (accrued) benefit cost	$35,452	$43,498	$(18,796)	$(17,331)

Amounts Recognized in the Balance Sheet:
Prepaid (accrued) benefit cost	$35,452	$43,498	$(22,771)	$(20,783)
Accumulated other comprehensive income	0	0	3,975	3,452

Net amount recognized	$35,452	$43,498	$(18,796)	$(17,331)

Increase in minimum liability included in other comprehensive income	$0	$0	$522	$1,772

Accumulated benefit obligation	$101,097	$93,360	$22,771	$20,783
Fair value of assets	$125,178	$113,721	$0	$0

Unfunded accumulated benefit obligation	$0	$0	$(22,771)	$(20,783)

After Reflecting SFAS 158:
Funded status	$5,764	$2,426	$(25,220)	$(23,810)

Amounts Recognized in the Balance Sheet:
Other assets	$5,764	N/A	$0	N/A
Other liabilities	$0	N/A	$(25,220)	N/A

Amounts Recognized in Accumulated Other Comprehensive Income:
Net actuarial loss	$28,640	N/A	$6,424	N/A
Prior service cost	1,048	N/A	0	N/A

Net transition asset	$29,688	N/A	$6,424	N/A

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

12. EMPLOYEE BENEFIT PLANS (continued)

Weighted-average assumptions used to determine the benefit obligations as of December 31 were as follows:

	Defined Benefit Pension Plan		Unfunded Excess Benefits Plan
	2006	2005	2006	2005
Discount rate	5.90%	5.63%	5.90%	5.63%
Rate of compensation increase	3.75	3.75	4.75	4.75

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefits Plan
	2006	2005	2004	2006	2005	2004
Discount rate	5.63%	5.75%	6.25%	5.63%	5.75%	6.25%
Rates of compensation increase	3.75	3.75	4.00	4.75	4.75	5.00
Expected long-term return on plan assets	8.25	8.25	8.50	N/A	N/A	N/A

Components of the net periodic benefit cost for the years ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefits Plan
	2006	2005	2004	2006	2005	2004
Service cost—Benefits earned during the period	$7,774	$5,950	$5,408	$771	$629	$542
Interest cost on projected benefit obligation	6,731	5,922	5,506	1,424	1,276	1,302
Expected return on plan assets	(9,647)	(8,371)	(6,864)	0	0	0
Amortization of prior service cost	196	214	214	0	14	16
Amortization of actuarial losses	2,992	2,647	1,920	544	372	309

Net periodic benefit cost	$8,046	$6,362	$6,184	$2,739	$2,291	$2,169

The estimated net actuarial loss, prior service cost, and transition obligation for these plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2007 are as follows:

	Defined Benefit Pension Plan	Unfunded Excess Benefits Plan
Net actuarial loss	$2,100	$401
Prior service cost	186	0
Transition Obligation	0	0

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

12. EMPLOYEE BENEFIT PLANS (continued)

Plan assets of the defined benefit pension plan by category as of December 31 were as follows:

Asset Category	Target Allocation for 2007	2006	2005
Cash and cash equivalents	2.0%	2.8%	1.3%
Equity securities	60.0	68.2	67.6
Fixed income	38.0	29.0	31.1

Total	100.0%	100.0%	100.0%

Prior to July 1999, upon an employee’s retirement, a distribution from pension plan assets was used to purchase a single premium annuity from the Company in the retiree’s name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, PLC includes reserves for pre-July 1999 retirees. Based on historical data of the domestic equity markets and PLC’s group annuity investments, the plan’s target asset allocation would be expected to earn annualized returns in excess of 9% per year. In arriving at the plan’s 8.25% expected rate of return, PLC has adjusted this historical data to reflect lower expectations for equity returns. The plan’s equity assets are invested in a domestic equity index collective trust managed by Northern Trust Corporation. The plan’s cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan’s fixed income assets are invested in a group annuity contract with PLC.

PLC’s investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans’ actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The plan’s equity assets are invested in a domestic equity index collective trust managed by Northern Trust Corporation. The plan’s cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan’s fixed income assets are invested in a group annuity contract with the Company.

Estimated future benefit payments under the defined benefit pension plan are as follows:

Year	Defined Benefit Pension Plan	Unfunded Excess Benefits Plan
2007	$2,323	$1,232
2008	2,759	1,290
2009	3,124	1,329
2010	3,687	1,400
2011	4,296	1,439
2012-2016	33,563	8,614

Other Postretirement Benefits

In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. This benefit has no material effect on PLC’s consolidated financial statements. For a closed group of retirees over age 65, PLC provides a prescription drug benefit. At December 31, 2006 and 2005, PLC’s liability related to this benefit was

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

12. EMPLOYEE BENEFIT PLANS (continued)

$0.1 million and $0.2 million, respectively. PLC’s obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees from $9,000 up to a maximum of $75,000 are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance.

401(k) Retirement Plan

PLC sponsors a defined contribution retirement plan (the “401(k) Plan”) which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. Employees may contribute up to 25% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service ($15,000 for 2006). PLC matches employee contributions dollar for dollar up to a maximum of 4% of an employee’s pay per year per person. All matching contributions vest immediately. If PLC’s financial performance achieves certain goals set by PLC’s Board of Directors, certain employees who are not otherwise under a bonus or sales incentive plan may receive an extra profit sharing contribution in stock of up to 3% of base pay. Eligible employees may receive this contribution even if they are not contributing their own money to the 401 (k) Plan.

PLC has established an Employee Stock Ownership Plan (“ESOP”) to match voluntary employee contributions to PLC’s 401(k) Plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP’s note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2006, PLC had committed approximately 105,000 shares (approximately 100,000 shares to be released from the ESOP and 5,000 shares to be reissued from treasury) to fund the 401(k) Plan match. The expense recorded by PLC for these employee benefits was $1.1 million, $1.9 million, and $2.0 million in 2006, 2005, and 2004, respectively.

Effective as of January 1, 2005, PLC adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program were made in early 2006, with respect to the 2005 plan year. The expense recorded by the Company for this employee benefit was $0.4 million and $0.3 million, respectively, in 2006 and 2005.

Deferred Compensation Plan

PLC has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, mutual funds, Common Stock equivalents, or a combination thereof. PLC may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2006, the plans had 1,047,699 shares of Common Stock equivalents credited to participants. PLC’s obligations related to its deferred compensation plans are reported in other liabilities, unless they are to be settled in shares of the PLC’s Common Stock, in which case they are reported as a component of share-owners’ equity.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

13. INCOME TAXES

The Company’s effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2006	2005	2004
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Dividends received deduction and tax-exempt income	(1.7)	(1.7)	(1.5)
Intercompany gain on sale of affiliate	1.6	0.0	0.0
Other	1.2	0.1	1.8
State income taxes	.8	1.4	0.6

Effective income tax rate	36.9%	34.8%	35.9%

The provision for federal income tax in these financial statements differs from the amounts of income tax expense per the income tax returns for the same years due to certain revenue and expense items that are reported in these statements in years that are different from the years in which they are reported in the returns.

The components of the Company’s income tax expense related to income before the cumulative effect of a change in accounting principle for the years ended December 31 are as follows:

	2006	2005	2004
Income tax expense per the income tax returns:
Federal	$19,888	$16,318	$110,957
State	(620)	2,717	3,305

Total current	$19,268	$19,035	$114,262

Deferred income tax expense:
Federal	$130,009	$103,187	$18,964
State	5,588	3,337	0

Total deferred	$135,597	$106,524	$18,964

During the year ended December 31, 2004, the Company adopted SOP 03-1 and recognized a deferred tax benefit of approximately $8,508. This amount was included in the Company’s cumulative effect of a change in accounting principle of $(15,801). This benefit, when combined with the $18,964 of deferred income tax expense above, resulted in a total deferred income tax expense in 2004 of $10,456.

The components of the Company’s net deferred income tax liability as of December 31 were as follows:

	2006	2005
Deferred income tax assets:
Policy and policyholder liability reserves	$549,910	$387,757
Intercompany losses	34,658	31,924
Deferred compensation	4,725	8,923

	589,293	428,604

Deferred income tax liabilities:
Deferred policy acquisition costs	890,481	684,758
Unrealized gains on investments	6,923	28,797
Other	73,740	5,280

	971,144	718,835

Net deferred income tax liability	$381,851	$290,231

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

13. INCOME TAXES (continued)

Under pre-1984 U.S. tax law, a significant amount of the Company’s taxable income was not currently taxed. Instead, it was accumulated in a memorandum, or policyholders’ surplus, account. Such income was subject to taxation only when it was either distributed or accumulated in excess of certain prescribed limits. The $70.5 million balance in the Company’s policyholders’ surplus account as of December 31, 2003 has been carried forward without change since that date. Legislation was enacted in 2004 which permitted a life insurance company to reduce, during 2005 and 2006, its policyholders’ surplus account balances without such reductions being subject to taxation. During 2006, the Company followed this legislation and reduced its policyholders’ surplus account balances to zero.

The Company’s income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations. At December 31, 2006 and 2005, $(125.4) million and $(78.3) million, respectively, were (due from)/payable to PLC for income tax liabilities.

14. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information for the years ended December 31:

	2006	2005	2004
Cash paid during the year:
Interest on debt	$19,899	$10,497	$3,414
Income taxes	81,193	112,688	145,515
Noncash investing and financing activities:
Common dividend	54,090	0	0
Change in collateral for securities lending transactions	105,310	(195,175)	214,824
Capital contributions from PLC	21,464	0	1,985

During the fourth quarter of 2006, the Company received, through a series of dividends from its direct and indirect wholly-owned subsidiaries, Lyndon Insurance Group, Inc. and First Protection Company, a promissory note in the principal amount of $54.0 million. This promissory note arose out of the sale, at fair market value, by First Protection Company to PLC all of the outstanding stock of First Protection Corporation. This created an increase in additional paid-in capital for the Company of $21.4 million. Subsequent to the receipt of this dividend, the Company declared and paid an ordinary dividend in the form of the $54.1 million note, including accrued interest to its sole shareholder, PLC.

15. RELATED PARTY TRANSACTIONS

The Company leases furnished office space and computers to affiliates. Lease revenues were $2.9 million in 2006, $0.2 million in 2005, and $5.6 million in 2004. The Company purchases data processing, legal, investment and management services from affiliates. The costs of such services were $33.1 million, $101.7 million, and $100.8 million in 2006, 2005, and 2004, respectively. Commissions paid to affiliated marketing organizations of $0.4 million, $0.1 million, and $3.2 million, in 2006, 2005, and 2004, respectively, were included in deferred policy acquisition costs.

Certain corporations with which PLC’s directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $10.2 million, $9.0 million, and $10.5 million in 2006, 2005, and 2004, respectively. The Company and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $2.8 million, $2.2 million, and $2.6 million in 2006, 2005, and 2004, respectively.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

16. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with U.S. GAAP differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners’ equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners’ equity; (e) furniture and equipment, agents’ debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost.

Statutory net income of the Company amounted to $451.5 million, $41.6 million, and $235.8 million for the years ended December 31, 2006, 2005, and 2004, respectively. Statutory capital and surplus of Protective Life amounted to $1,388.4 million and $1,379.6 million at December 31, 2006 and 2005, respectively.

As of December 31, 2006, the Company’s insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $62.3 million.

17. ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31 are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets (see Notes 2 and 4):
Investments:
Fixed maturities	$20,923,891	$20,923,891	$15,037,225	$15,037,225
Equity securities	80,108	80,108	85,340	85,340
Mortgage loans on real estate	3,880,028	3,981,898	3,287,745	3,422,808
Short-term investments	1,366,467	1,366,467	755,805	755,805
Cash	37,419	37,419	52,086	52,086
Liabilities (see Notes 2 and 7):
Stable value product account balances	5,513,464	5,511,717	6,057,721	6,004,310
Annuity account balances	8,958,089	8,717,755	3,388,005	3,327,309
Other (see Note 2):
Derivative financial instruments	61,874	61,874	71,241	71,241

Except as noted below, fair values were estimated using quoted market prices.

The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date. The Company believes the fair value of its short-term investments and notes payable to banks approximates book value due to being either short-term or having a variable rate of interest. The Company also believes the fair value of its non-recourse funding obligations approximate book value.

The Company estimates the fair value of its stable value products and annuities using discounted cash flows and surrender values, respectively.

The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

17. ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The Company estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair values represent the net amount of cash the Company would have received (or paid) had the contracts been terminated on December 31.

18. OPERATING SEGMENTS

The Company operates several business segments each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

•

The Life Marketing segment markets level premium term insurance (“traditional”), universal life (“UL”), variable universal life, and bank owned life insurance (“BOLI”) products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and direct marketing channels, and independent marketing organizations.

•

The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment’s primary focus is on life insurance policies and annuity products that were sold to individuals.

•

The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and independent agents and brokers.

•

The Stable Value Products segment sells guaranteed funding agreements (“GFAs”) to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Additionally, the segment markets guaranteed investment contracts (“GICs”) to 401(k) and other qualified retirement savings plans.

•

The Asset Protection segment primarily markets extended service contracts and credit life and disability insurance to protect consumers’ investments in automobiles, watercraft, and recreational vehicles (“RV”). In addition, the segment markets an inventory protection product (“IPP”) and a guaranteed asset protection (“GAP”) product.

The Company has an additional segment referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on debt). This segment also includes earnings from several non-strategic lines of business (mostly cancer insurance, residual value insurance, surety insurance, and group annuities), various investment-related transactions, and the operations of several small subsidiaries. The surety and residual value insurance lines were moved from the Asset Protection segment to Corporate and Other in 2004, and prior period segment data has been restated to reflect the change.

The Company uses the same accounting policies and procedures to measure segment operating income and assets as it uses to measure its consolidated net income and assets. Segment operating income is generally income before income tax excluding net realized investment gains and losses (net of the related amortization of DAC/VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of operating income because the derivatives are used to mitigate risk in items affecting consolidated and segment operating income. Segment operating income represents the basis on which the performance of the Company’s business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

18. OPERATING SEGMENTS (continued)

appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

There are no significant intersegment transactions.

The following tables summarize financial information for the Company’s segments. Asset adjustments represent the inclusion of assets related to discontinued operations.

	2006	2005	2004
Revenues
Life Marketing	$732,179	$550,517	$446,534
Acquisitions	706,650	411,610	439,103
Annuities	267,836	287,844	257,059
Stable Value Products	326,814	294,650	281,409
Asset Protection	301,679	263,280	274,095
Corporate and Other	148,399	129,132	118,460

Total revenues	$2,483,557	$1,937,033	$1,816,660

Segment operating income
Life Marketing	$172,247	$161,858	$163,177
Acquisitions	104,534	80,721	87,268
Annuities	23,014	30,792	15,279
Stable Value Products	47,073	54,798	53,159
Asset Protection	7,788	23,991	18,628
Corporate and Other	4,761	39,056	13,637

Total segment operating income	359,417	391,216	351,148

Realized investment gains (losses)—investments(1)	79,166	4,344	23,836
Realized investment gains (losses)—derivatives(2)	(18,835)	(34,345)	(3,821)
Income tax expense	(154,865)	(125,559)	(133,226)

Net income before cumulative effect of change in accounting principle	264,883	235,656	237,937
Cumulative effect of change in accounting principle	0	0	(15,801)

Net income	$264,883	$235,656	$222,136

(1) Realized investment gains (losses)—investments	$101,864	$37,934	$30,771
Less participating income from real estate ventures	13,494	8,684	0
Less related amortization of DAC	9,204	24,906	6,935

	$79,166	$4,344	$23,836

(2) Realized investment gains (losses)—derivatives	$(21,555)	$(31,819)	$2,726
Less settlements on certain interest rate swaps	27	2,877	6,547
Less derivative losses related to certain annuities	(2,747)	(351)	0

	$(18,835)	$(34,345)	$(3,821)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

18. OPERATING SEGMENTS (continued)

	2006	2005	2004
Net investment income
Life Marketing	$306,898	$260,914	$237,049
Acquisitions	413,636	223,201	232,499
Annuities	225,063	218,678	210,886
Stable Value Products	325,653	310,715	268,184
Asset Protection	31,054	31,221	30,841
Corporate and Other	50,128	83,191	49,747

Total net investment income	$1,352,432	$1,127,920	$1,029,206

Amortization of deferred policy acquisition costs and value of businesses acquired
Life Marketing	$60,227	$55,688	$58,970
Acquisitions	58,814	27,072	28,652
Annuities	27,872	37,512	32,271
Stable Value Products	4,438	4,694	3,480
Asset Protection	77,383	68,623	72,273
Corporate and Other	3,388	4,064	4,484

Total amortization of deferred policy acquisition costs	$232,122	$197,653	$200,130

	Operating Segment Assets December 31, 2006
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$8,017,839	$10,650,928	$8,138,182	$5,369,107
Deferred policy acquisition costs and value of businesses acquired	1,846,015	925,218	261,826	16,603
Goodwill	0	32,008	0	0

Total assets	$9,863,854	$11,608,154	$8,400,008	$5,385,710

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$870,383	$2,782,346	$33,545	$35,862,330
Deferred policy acquisition costs and value of businesses acquired	146,809	23,526	0	3,219,997
Goodwill	43,522	0	0	75,530

Total assets	$1,060,714	$2,805,872	$33,545	$39,157,857

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

18. OPERATING SEGMENTS (continued)

	Operating Segment Assets December 31, 2005
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$7,205,218	$3,940,294	$6,062,542	$5,959,112
Deferred policy acquisition costs and value of businesses acquired	1,584,121	304,837	128,930	19,102
Goodwill	0	0	0	0

Total assets	$8,789,339	$4,245,131	$6,191,472	$5,978,214

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$718,389	$2,172,036	$38,110	$26,095,701
Deferred policy acquisition costs and value of businesses acquired	159,740	7,381	0	2,204,111
Goodwill	38,782	0	0	38,782

Total assets	$916,911	$2,179,417	$38,110	$28,338,594

19. CONSOLIDATED QUARTERLY RESULTS—UNAUDITED

The Company’s unaudited consolidated quarterly operating data for the years ended December 31, 2006 and 2005 are presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management’s opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners’ equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Premiums and policy fees	$480,748	$489,650	$602,294	$743,902
Reinsurance ceded	(249,086)	(286,293)	(331,259)	(496,084)

Net of reinsurance ceded	231,662	203,357	271,035	247,818
Net investment income	282,452	284,972	392,407	392,601
Realized investment gains (losses)	23,339	15,364	13,004	28,602
Other income	17,428	20,982	30,168	28,366

Total revenues	554,881	524,675	706,614	697,387
Benefits and expenses	445,806	414,224	634,814	568,964

Income before income tax	109,075	110,451	71,800	128,423
Income tax expense	39,267	37,750	25,760	52,088

Net income	$69,808	$72,701	$46,040	$76,335

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

19. CONSOLIDATED QUARTERLY RESULTS—UNAUDITED (continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2005
Premiums and policy fees	$466,705	$482,790	$458,031	$472,394
Reinsurance ceded	(279,534)	(309,438)	(251,423)	(303,593)

Net of reinsurance ceded	187,171	173,352	206,608	168,801
Net investment income	275,695	269,161	293,524	289,540
Realized investment gains (losses)	22,030	(23,569)	8,999	(1,345)
Other income	14,211	16,661	18,462	17,732

Total revenues	499,107	435,605	527,593	474,728
Benefits and expenses	407,987	371,239	428,451	368,141

Income before income tax	91,120	64,366	99,142	106,587
Income tax expense	31,409	21,674	33,465	39,011

Net income	$59,711	$42,692	$65,677	$67,576

SCHEDULE II—CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

STATEMENTS OF INCOME

PROTECTIVE LIFE INSURANCE COMPANY

(Parent Company)

	Years Ended December 31
	2006	2005	2004
	(Dollars in thousands)
Revenues
Premiums and policy fees	$406,115	$400,054	$424,914
Dividends from subsidiaries*	199,638	23,649	27,183
Net investment income	864,750	875,516	786,410
Realized investment gains (losses)	43,346	(1,228)	36,053
Other income	10,904	3,902	8,285

Total revenues	1,524,753	1,301,893	1,282,845

Benefits and expenses
Benefits and settlement expenses	940,711	899,498	827,365
Amortization of deferred policy acquisition costs and value of businesses acquired	89,244	104,661	114,181
Other operating expenses	87,813	88,558	108,169

Total benefits and expenses	1,117,768	1,092,717	1,049,715

Income before income tax and other items below	406,985	209,176	233,130
Income tax expense	69,813	62,610	78,513

Income before equity in undistributed income of subsidiaries	337,172	146,566	154,617
Equity in undistributed income (loss) of subsidiaries*	(72,289)	89,090	83,320

Net income before cumulative effect of change in accounting principle	264,883	235,656	237,937

Cumulative effect of change in accounting principle, net of income tax	0	0	(15,801)

Net income	$264,883	$235,656	$222,136

*	Eliminated in consolidation.

See Notes to Condensed Financial Information.

SCHEDULE II—CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

BALANCE SHEETS

PROTECTIVE LIFE INSURANCE COMPANY

(Parent Company)

	December 31
	2006	2005
	(Dollars in thousands)
Assets
Investments:
Fixed maturities and equity securities	$10,345,881	$11,147,414
Mortgage loans	3,388,452	2,982,659
Investment real estate	11,111	6,968
Policy loans	370,314	376,980
Other long-term investments	313,994	288,267
Short-term investments	528,974	474,726
Investments in subsidiaries (equity method)*	2,222,764	1,670,832

Total investments	17,181,490	16,947,846
Cash	0	32,078
Accrued investment income	147,186	131,317
Accounts and premiums receivable	144,155	50,284
Reinsurance receivables	1,456,232	1,337,251
Receivables from subsidiaries*	15,864	0
Deferred policy acquisition costs and value of businesses acquired	1,172,403	1,099,950
Goodwill	348	348
Property and equipment, net	34,534	37,014
Other assets	80,597	76,438
Income tax receivable	36,278	60,276
Assets related to separate accounts	2,917,810	2,618,888

Total assets	$23,186,897	$22,391,690

Liabilities
Policy liabilities and accruals	$7,106,822	$6,573,126
Stable value product account balances	5,513,464	6,057,721
Annuity account balances	3,239,606	3,283,287
Other policyholders’ funds	170,749	128,474
Accrued expenses and other liabilities	797,892	670,713
Payables to subsidiaries*	0	8,004
Deferred income taxes	187,056	121,083
Liabilities related to separate accounts	2,917,810	2,618,888

Total liabilities	19,933,399	19,461,296

Commitments and contingent liabilities—Note 3
Share-owners’ equity
Preferred stock	2	2
Common stock	5,000	5,000
Additional paid-in capital	1,114,269	932,805
Note receivable from PLC Employee Stock Ownership Plan	(1,995)	(2,507)
Retained earnings	2,100,404	1,889,611
Accumulated other comprehensive income	35,818	105,483

Total share-owners’ equity	3,253,498	2,930,394

	$23,186,897	$22,391,690

*	Eliminated in consolidation.

See Notes to Condensed Financial Information.

SCHEDULE II—CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

STATEMENTS OF CASH FLOWS

PROTECTIVE LIFE INSURANCE COMPANY

(Parent Company)

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)
Cash flows from operating activities
Net income	$264,883	$235,656	$222,136
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	(43,346)	1,228	(36,053)
Equity in undistributed net (income) loss of subsidiaries*	72,289	(89,090)	(83,320)
Non-cash dividend from subsidiary	(20,996)	0	0
Amortization of deferred policy acquisition costs and value of businesses acquired	89,244	104,661	114,181
Capitalization of deferred policy acquisition costs	(103,351)	(161,697)	(97,201)
Depreciation expense	9,333	10,630	10,000
Deferred income taxes	98,764	74,206	(69,340)
Accrued income taxes	23,998	(60,775)	(7,666)
Interest credited to universal life and investment products	607,770	590,957	544,253
Policy fees assessed on universal life and investment products	(319,925)	(277,502)	(272,414)
Change in reinsurance receivables	(118,981)	(26,512)	(67,301)
Change in accrued investment income and other receivables	(109,740)	(13,521)	(6,541)
Change in due to/from subsidiaries, net	(23,868)	(3,181)	9,426
Change in policy liabilities and other policyholders’ funds of traditional life and health products	174,015	82,471	72,933
Change in other liabilities	102,020	15,171	2,053
Other, net	18,563	(72,707)	(41,678)

Net cash provided by operating activities	720,672	409,995	293,468

Cash flows from investing activities
Maturities and principal reductions of investments	766,385	1,417,693	1,400,992
Sale of investments	3,898,469	4,340,251	4,451,186
Cost of investments acquired	(3,990,890)	(6,775,891)	(6,604,264)
Mortgage loans:
New borrowings	(835,134)	(738,966)	(698,463)
Repayments	418,278	420,168	408,447
Purchase of and/or additional investments in subsidiaries*	(1,090,954)	(85,854)	(1,829)
Return of capital from subsidiaries	445,847	31,340	25,505
Change in investment real estate, net	20,926	10,254	830
Change in policy loans, net	6,666	18,081	16,435
Purchase of property and equipment	(5,355)	(6,613)	(4,973)
Change in other long-term investments, net	17,849	(25,873)	(6,702)
Change in short-term investments, net	51,830	322,252	(345,644)

Net cash used in investing activities	(296,083)	(1,073,158)	(1,358,480)

Cash flows from financing activities
Capital contributions	160,000	0	68,986
Investment product and universal life deposits	1,703,247	2,531,306	2,795,181
Investment product and universal life withdrawals	(2,222,823)	(1,877,284)	(1,802,779)
Other financing activities, net	(97,091)	17,909	17,909

Net cash provided by (used in) financing activities	(456,667)	671,931	1,079,297

Increase (decrease) in cash	(32,078)	8,768	14,285

Cash at beginning of year	32,078	23,310	9,025

Cash at end of year	$0	$32,078	$23,310

*	Eliminated in consolidation.

See Notes to Condensed Financial Information.

SCHEDULE II—CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

PROTECTIVE LIFE INSURANCE COMPANY

(Parent Company)

NOTES TO CONDENSED FINANCIAL INFORMATION

The Company publishes consolidated financial statements that are its primary financial statements. Therefore, this parent company condensed financial information is not intended to be the primary financial statements of the Company, and should be read in conjunction with the consolidated financial statements and notes thereto of Protective Life Insurance Company and subsidiaries.

1. ORGANIZATION AND PRESENTATION

Protective Life Insurance Company (the “Company”), a stock life insurance company, was founded in 1907 and is a wholly-owned subsidiary of Protective Life Corporation. The Company provides financial services through the production, distribution, and administration of insurance and investment products. The condensed financial statements of Protective Life Insurance Company reflect its wholly owned subsidiaries using the equity method of accounting.

2. DIVIDENDS AND RETURNS OF CAPITAL

Dividends and/or returns of capital received by the Company during the year ended December 31, 2006 amounted to $686.9 million, including $359.6 million from Chase Insurance Life and Annuity Company, $96.5 million from Lyndon Insurance Group, Inc., $78.5 million from Protective Life and Annuity Insurance Company, $67.0 million from Protective Finance Corporation, $75.0 million from West Coast Life Insurance Company, and $10.3 million from Protective Finance Corporation II. Dividends and/or returns of capital received by the Company during the year ended December 31, 2005 amounted to $55.0 million, including $15.3 million from Protective Finance Corporation II, $14.7 million from Protective Life and Annuity Insurance Company, $12.0 million from Protective Finance Corporation, $9.0 million from Lyndon Insurance Group, Inc., and $4.0 million from Western Diversified Services, Inc. Dividends and/or returns of capital received by the Company during the year ended December 31, 2004 amounted to $52.7 million, including $17.0 million from Protective Life and Annuity Insurance Company, $9.8 million from Lyndon Insurance Group, Inc., $9.3 million from Protective Finance Corporation II, $8.0 million from Western Diversified Services, Inc., $6.0 million from Western Diversified Capital Funding, and $2.6 million from Protective Finance Corporation.

3. GUARANTEES

The Company has provided liquidity support to some of its insurance subsidiaries in the form of guarantees of certain (primarily insurance) obligations. The majority of these obligations are backed by assets held in the Company’s insurance subsidiaries which the Company believes sufficiently cover the underlying obligations.

4. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
Cash paid during the year for:
Income taxes (reduced by amounts received from affiliates under a tax sharing agreement)	$(53,627)	$35,431	$123,260

Noncash investing and financing activities:
Common dividend	54,090	0	0
Change in collateral for securities lending transactions	105,310	(195,175)	214,824
Capital contributions from PLC	21,464	0	1,985
Return of capital from subsidiary in the form of stock	41,450	0	0

During the fourth quarter of 2006, the Company received, through a series of dividends from its direct and indirect wholly-owned subsidiaries, Lyndon Insurance Group, Inc. and First Protection Company, a promissory note in the principal amount of $54.0 million. This promissory note arose out of the sale, at fair market value, by First Protection Company to PLC all of the outstanding stock of First Protection Corporation. This created an increase in additional paid-in capital for the Company of $21.4 million. Subsequent to the receipt of this dividend, the Company declared and paid an ordinary dividend in the form of the $54.1 million note, including accrued interest to its sole shareholder, PLC.

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

Segment	Deferred Policy Acquisition Costs and Value of Businesses Acquired	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders’ Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs and Value of Businesses Acquired	Other Operating Expenses(1)
Year Ended December 31, 2006:
Life Marketing	$1,846,015	$7,991,847	$241,422	$67,331	$421,275	$306,898	$535,940	$60,227	$(36,235)
Acquisitions	925,218	5,954,054	248	5,055,074	258,260	413,636	494,533	58,814	26,829
Annuities	261,826	917,805	19,092	4,111,267	32,074	225,063	191,238	27,872	23,443
Stable Value Products	16,603	0	0	5,369,107	0	325,653	269,851	4,438	4,291
Asset Protection	146,809	124,840	587,608	9,519	203,983	31,054	94,210	77,383	122,298
Corporate and Other	23,526	94,301	10,804	187,391	38,280	50,128	46,845	3,388	58,444
Adjustments(2)	0	30,430	0	0	0	0	0	0	0

TOTAL	$3,219,997	$15,113,277	$859,174	$14,799,689	$953,872	$1,352,432	$1,632,617	$232,122	$199,070

Year Ended December 31, 2005:
Life Marketing	$1,584,121	$7,027,066	$130,683	$62,851	$288,568	$260,914	$392,448	$55,688	$(59,477)
Acquisitions	304,837	3,091,166	274	757,043	186,804	223,201	273,626	27,072	30,191
Annuities	128,930	760,906	11,959	2,661,224	31,810	218,678	187,791	37,512	25,675
Stable Value Products	19,102	0	0	5,959,112	0	310,715	246,134	4,694	5,089
Asset Protection	159,740	132,404	539,385	6,899	186,483	31,221	101,459	68,623	69,207
Corporate and Other	7,381	100,260	18,516	145,830	42,267	83,191	51,890	4,064	54,133
Adjustments(2)	0	35,840	69	0	0	0	0	0	0

TOTAL	$2,204,111	$11,147,642	$700,886	$9,592,959	$735,932	$1,127,920	$1,253,348	$197,653	$124,818

Year Ended December 31, 2004:
Life Marketing					$208,682	$237,049	$274,584	$58,970	$(50,197)
Acquisitions					204,332	232,499	287,356	28,652	35,827
Annuities					30,341	210,886	183,271	32,271	23,300
Stable Value Products					0	268,184	205,168	3,480	6,377
Asset Protection					207,460	30,841	120,853	72,273	62,342
Corporate and Other					47,359	49,747	45,241	4,484	51,245

TOTAL					$698,174	$1,029,206	$1,116,473	$200,130	$128,894

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

(2)	Balance Sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV—REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2006:
Life insurance in force	$700,267,475	$576,790,608	$24,225,953	$147,702,820	16.4%

Premiums and policy fees:
Life insurance	$1,739,220	$1,210,831	$192,176	$720,565	26.7%
Accident/health insurance	97,665	41,351	4,379	60,693	7.2
Property and liability insurance	263,050	191,279	100,843	172,614	58.4

Total	$2,099,935	$1,443,461	$297,398	$953,872

Year Ended December 31, 2005:
Life insurance in force	$443,923,068	$393,605,152	$23,210,523	$73,528,439	31.6%

Premiums and policy fees:
Life insurance	$1,294,183	$981,788	$221,756	$534,151	41.5%
Accident/health insurance	107,072	43,855	4,100	67,317	6.1
Property and liability insurance	239,455	118,345	13,354	134,464	9.9

Total	$1,640,710	$1,143,988	$239,210	$735,932

Year Ended December 31, 2004:
Life insurance in force	$379,588,512	$354,015,938	$29,448,143	$55,020,717	53.5%

Premiums and policy fees:
Life insurance	$1,200,906	$941,650	$219,917	$479,173	45.9%
Accident/health insurance	113,367	60,560	25,461	78,268	32.5
Property and liability insurance	236,048	122,441	27,604	141,211	19.5

Total	$1,550,321	$1,124,651	$272,982	$698,652

SCHEDULE V—VALUATION ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

Description	Balance at beginning of period	Additions		Deductions	Balance at end of period
		Charged to costs and expenses	Charges to other accounts
2006
Allowance for losses on commercial mortgage loans	$6,775	$0	$0	$(6,300)	$475
Bad debt reserve associated with Lender’s Indemnity product line	$0	$27,100	$0	$0	$27,100

2005
Allowance for losses on commercial mortgage loans	$3,250	$3,525	$0	$0	$6,775

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)	Financial Statements to be included in Part B of the Registration Statement:

The financial statements of Chase Insurance Variable Annuity Separate Account (now referred to as Protective Acquired Variable Annuity Separate Account) and Protective Life Insurance Company are included in Part B. They include:

Chase Variable Annuity Separate Account (now referred to as Protective Acquired Variable Annuity Separate Account)

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2006

Statement of Operations for the Year Ended December 31, 2006

Statements of Changes in Net Assets for the Years Ended December 31, 2006 and 2005

Notes to Financial Statements

Protective Life Insurance Company

Report of Independent Registered Public Accounting Firm

Protective Life Insurance Company and Subsidiaries Consolidated Balance Sheets as of December 31, 2006 and 2005

Protective Life Insurance Company and Subsidiaries Consolidated Statements of Operations, years ending December 31, 2006, 2005 and 2004

Protective Life Insurance Company and Subsidiaries Consolidated Statements of Share-owner’s Equity, year ending December 31, 2006, 2005 and 2004

Protective Life Insurance Company and Subsidiaries Consolidated Statements of Cash Flows, years ending December 31, 2006, 2005, and 2004

Notes to Consolidated Financial Statements

There are no financial statements included in Parts A or C.

(b)	Exhibits:

[1]1	A copy of resolution of the Board of Directors of Federal Kemper Life Assurance Company dated May 23, 2003.

1.1	A copy of the resolution of the Executive Committee of Board of Directors of Protective Life Insurance Company authorizing the renaming of the Chase Variable Annuity Separate Account and its operation as the Protective Acquired Variable Annuity Separate Account, dated March 28, 2007 (filed herewith).

2.	Not Applicable

[1]3.1	Form of Distribution Agreement between Investors Brokerage Services, Inc. and FKLA

[1]3.2	Form of Selling Group Agreement of Investors Brokerage Services, Inc.

[1]3.3	Form of General Agent’s Agreement

[3]4.1	Specimen Individual Flexible Premium Fixed and Variable Deferred Annuity Contract

4.1(a)	Form of Contract Endorsement (filed herewith).

[3]4.2	Specimen Death Benefit Rider

[3]4.3	Specimen Qualified Plan Contract Rider

[3]4.4	Specimen Loan Endorsement

[3]4.5	Specimen Endorsement--Required Minimum Distribution under a Qualified Plan Contract Application of Withdrawal charges and Market Value Adjustment

[3]4.6	Specimen Endorsement--Disability Waiver on Application of Withdrawal Charges

[3]4.7	Specimen Endorsement--Extended Care Waiver on Application of Withdrawal Charges

[1]4.8	Unisex Rider

[1]4.9	Form of SIMPLE IRA - Individual Retirement Annuity Supplemental Rider

[1]4.10	Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity

[1]4.11	Form of 457 Deferred Compensation Rider

[1]4.12	Form of Individual Retirement Annuity Rider

[2]4.13	Form of ERISA Rider

[3]5.1	Form of Individual Application

[1]6.	Federal Kemper Life Assurance Company Articles of Incorporation and By-laws

6(a)	Protective Life Insurance Company Articles of Incorporation and By-laws (filed herewith).

7.	Not applicable

[2]8.1(a)	Form of Participation Agreement between FKLA and Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund Inc., Dreyfus Socially Responsible Growth Fund Inc. and Dreyfus Investment Portfolios.

[4]8.1(b)	Participation Agreement between FKLA and One Group Investment Trust.

[4]8.1(c)	Form of Supplemental Payment Agreement [redacted]

9.	Opinion and Consent of Counsel regarding legality (filed herewith).

10.	Consent of PricewaterhouseCoopers LLP, independent accountants (filed herewith).

11.	Not Applicable

12.	Not Applicable

[1]	Incorporated herein by reference to Exhibits filed with the Registration Statement on Form N-4 for FKLA (File No. 333-106150)filed on or about June 16, 2003.
[2]	Incorporated herein by reference to Exhibits filed with Pre-Effective Amendment No. 1 on Form N-4 for FKLA (File No. 333-106312) filed on or about October 9, 2003.
[3]	Incorporated herein by reference to Exhibits filed with Pre-Effective Amendment No. 1 on Form N-4 for FKLA (File No. 333-106150) filed on or about December 5, 2003.
[4]	Incorporated herein by reference to Exhibits filed with Post-Effective Amendment No. 1 on Form N-4 for FKLA (File No. 333-106312) filed on or about April 30, 2004.

Item 25. Directors and Officers of the Depositor, Protective Life Insurance Company

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Chairman of the Board, Chief Executive Officer, President, and Director
R. Stephen Briggs	Executive Vice President, Life and Annuity Division, and Director
Gary Corsi	Executive Vice President and Chief Financial Officer and Director
Deborah J. Long	Executive Vice President, General Counsel and Secretary
Carl S. Thigpen	Executive Vice President, Chief Mortgage and Real Estate Officer and Assistant Secretary
Brent E. Griggs	Senior Vice President, Asset Protection Division
Wayne E. Stuenkel	Senior Vice President and Chief Actuary
Judy Wilson	Senior Vice President, Stable Value Products
Richard J. Bielen	Senior Vice President, Chief Investment Officer and Treasurer
Carolyn M. Johnson	Senior Vice President and Chief Operating Officer, Life and Annuity Division
Carolyn King	Senior Vice President, Acquisitions
Alan E. Watson	Senior Vice President, Independent Agent Distribution
John B. Deremo	Senior Vice President, Institutional Distribution Group
Steven G. Walker	Senior Vice President, Controller and Chief Accounting Officer

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2006 (File No. 1-11339) filed with the Commission on March 30, 2007.

Item 27. Number of Contract Owners

As of March 1, 2007, there were 1,054 Contract Owners of qualified and non-qualified Contracts offered by Registrant.

Item 28. Indemnification

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.(a) Principal Underwriter

Investors Brokerage Services, Inc. (“IBS”), acts as principal underwriter for the Protective Acquired Variable Annuity Separate Account. IBS also acts as principal underwriter for Kemper Investors Life Insurance Company’s KILICO Variable Separate Account, KILICO Variable Annuity Separate Account and Kemper Investors Life Insurance Company Variable Annuity Account C.

Item 29.(b) Information Regarding Principal Underwriter, Investors Brokerage Services, Inc.

Name	Position and Offices with Underwriter
Carolyn King	President and Director
Lawrence J. Debnar	Chief Financial Officer and FINOP
Laura N. Bryant	Chief Compliance Officer Director and Secretary
Thomas R. Barrett	Director
Carol L. Majewski	Assistant Compliance Officer

The address of Ms. King, Ms. Bryant and Mr. Barrett is 2801 Highway 280 South, Birmingham, AL 35223.

The address of Mr. Debnar and Ms. Majewski is 2500 West Field Drive, Elgin, IL 60123-7836.

Item 29.(c)

Not applicable.

Item 30. Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Protective Life Insurance Company at its contract administration office at 2500 Westfield Drive, Elgin, Illinois 60123-7836.

Item 31. Management Services

Not applicable.

Item 32. Undertakings and Representation

a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

Protective Life Insurance Company (Protective Life) represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

Protective Life, depositor and sponsor of Registrant, Protective Acquired Variable Annuity Separate Account (the “Separate Account”), and Investors Brokerage Services, Inc. (“IBS”), the principal underwriter of the Flexible Premium Fixed and Variable Deferred Annuity Contracts (the “Contracts”) issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, Protective Life, the Separate Account and IBS represent that they will:

1.	Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with the Program;

2.	Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of annuity contracts to 403(b) participants;

3.	Instruct salespeople who solicit participants to purchase annuity Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

4.	Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer’s IRC Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on April 2, 2007.

PROTECTIVE ACQUIRED VARIABLE ANNUITY SEPARATE ACCOUNT, Registrant

By:	/s/ JOHN D. JOHNS
John D. Johns, President Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY, Depositor

By:	/s/ JOHN D. JOHNS

John D. Johns, President Protective Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Chairman of the Board, President and Director (Principal Executive Officer)	April 2, 2007

/s/ GARY CORSI Gary Corsi	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	April 2, 2007

/s/ STEVEN G. WALKER Steven G. Walker	Senior Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	April 2, 2007

/s/ R. STEPHEN BRIGGS R. Stephen Briggs	Executive Vice President, Life and Annuity Division and Director	April 2, 2007

/s/ RICHARD J. BIELEN Richard J. Bielen	Senior Vice President, Chief Investment Officer, Treasurer and Director	April 2, 2007

EXHIBIT LIST

Exhibit Number	Description	Sequentially Numbered Pages
1(a)	Resolutions authorizing renaming of the Chase Variable Annuity Separate Account (formerly FKLA Variable Annuity Separate Account) and its operation as the Protective Acquire Variable Annuity Separate Account

4.1(a)	Form of Contract Endorsement

6(a)	Protective Life Insurance Company Articles of Incorporation and By-laws

9.	Legal Opinion and Consent

10.	Consent of PricewaterhouseCoopers LLP, independent accountants

13.	Power of Attorney

14.	Articles or Merger